







# GAIAM®

*a lifestyle company*





# YEAR IN REVIEW

## milestones

Acquired a majority of Leisure Systems International, our U.K. distributor

Solidified our visual media distribution to 30,000 retail doors
in North America plus the U.K. and Australia

Grew our Gaiam-branded lifestyle presence to 3,650 retail doors

Converted our media library to digital

Increased direct sales to end users and retailers to 93% of total sales —
distributors made up the balance of 7%

Won 6 additional Telly Awards

Converted all our proprietary products to the Gaiam brand

Moved all distribution and fulfillment to our
Cinncinati distribution center, and
eliminated certain other inventory locations.

Consolidated all our corporate operations to our Colorado headquarters

Tested a magazine concept

Launched a line of children's products winning both
Parents' Choice and Kids First awards



*Living in balance*

*is an ideal.*

*an art.*

*But more than that*

*it is a choice.*

*50 million of us*

*are reminding the rest of us*

*that each decision*

*made more thoughtfully*

*creates a life lived more fully.*





*"At first people refuse to believe that*

*a strange new thing can be done,*

*then they begin to hope it can be done,*

*then they see it can be done,*

*then it is done*

*and all the world wonders why it*

*was not done centuries ago."*

Frances Hodgson Burnett

# LETTER TO SHAREHOLDERS

During 2003, our communities were faced with many challenges resulting from continued economic uncertainty further fueled by the well publicized lapse of corporate integrity within several highly visible global corporations. As a result of these and other international events, the issues of corporate and social responsibility, strength of community, and health and wellness have each come to the forefront of our everyday lives. These qualities are at the heart of Gaiam's corporate mission to provide choices that help develop a sense of belonging to a healthy and conscious community that can make a difference in the world.



Increasing numbers of people are choosing to look inward — to discover the roots of their existence and the uplifting experience of a healthy, conscious and sustainable lifestyle. Gaiam has become the LIFESTYLE [illegible] and continues to be the single-source solution for millions of people seeking information, products and experiential services that add meaning to their lives through this lifestyle.



Our management team recognized the milestones of achieving $100 million in annual revenue and placing our media in over 30,000 retail doors as an opportune and prudent time to transition our existing infrastructure to support the next wave of growth. After five years of compounded annual revenue growth of over 40%, we reached both milestones in December 2002. To avoid a more costly transition at a later date, we committed the time and resources in 2003 to implement several strategies to position Gaiam for further growth in 2004 and beyond:

**Solidified Our Brand:** During 2003, we continued to solidify the Gaiam brand by establishing more prominent placement on all Gaiam media, products and catalogs. We converted all of our products to the Gaiam brand to establish [illegible] in the line look and further strengthen our brand recognition. Continued expansion of our store-within-store lifestyle presentations in over 3,650 retail locations, representing 12% of our overall retail doors, maximizes exposure of the Gaiam brand to mainstream consumers.

**Consolidated Our Operations:** We centralized all corporate operations in our Broomfield, Colorado, headquarters by closing our administration office in Venice, California, which we acquired several years ago. We also consolidated our distribution and fulfillment operations to our Cincinnati, Ohio, warehouse during 2003. Prior to our distribution center consolidation, we implemented a new warehouse management system to maximize efficiencies and make us fully EDI compliant. Both of these operational consolidations and system enhancements will result in increased efficiencies and cost savings, and position us to handle increasing volumes in the future.

**Expanded, Converted and Refined Our Media Library:** Anticipating a shift in the market, we converted our top selling media titles from VHS to DVD during 2003. We also produced 44 new media titles during the year. Our media was again recognized for its outstanding content and quality as we received an additional 6 Telly awards and 7 Aegis awards during 2003. We terminated our third party audio distributor agreement in anticipation of launching our proprietary audio line in fall 2004. We also successfully tested a magazine concept during 2003.

**Expanded Our Sales Force:** In response to the rapid growth in our business segment in recent years, and to reaching the milestone of 30,000 retail doors, we doubled the size of our sales force by adding sales account managers with specific industry experience tailored to our sales strategy, and by implementing commission based compensation.

**Committed Our Company to Vendor Excellence:** After establishing a significant presence in many large retailers during our recent years of unprecedented growth, we challenged ourselves to maximize the level of service provided to each of our key retail customers. We discontinued our relationship with certain third party distributors in favor of developing direct partnerships with several key retail accounts. Distributors now account for less than 7% of our revenues.

Gaiam was recognized during 2003 with Target's Vendor of the Year Award of Excellence for exceptional performance among all Target vendors.

**Expanded Our Product Lines:** We launched a new line of children's products exclusively with certain key retail accounts in third quarter 2003. This new line was the recipient of several Parents' Choice Awards and Kids First endorsements. We also launched the new Healing Arts by Gaiam line of products into the grocery channel. This line of products is focused on introducing the mainstream consumer to LOHAS by providing authenticity and value. After a successful launch in our direct business, we also developed our line of proprietary organic cotton clothing and bed and bath products to take to retail in 2004.

**Expanded Our International Operations:** In early 2003, we acquired a majority interest in Leisure Systems International, our UK distributor, to begin international expansion. We continue to expand our distribution in both Canada and Australia through third party distributors and licensing agreements.

Gaiam was founded on the principles of creating a sense of community among its customers and making a difference in the world by educating people about the benefits of LOHAS. We believe we are poised to successfully grow this mission in the years ahead, and we look forward to your continued support. Thank you for your commitment.





Jirka Rysavy, Chairman

Lynn Powers, President

# LIFESTYLE

A broadening body of consumer research is affirming the emergence of a major cultural shift in America. The 50 million people known as Cultural Creatives continue to lead the way in placing greater value on personal and planetary well being, community and spirituality, and personal development. But millions more are increasingly making many of the same lifestyle choices as this vanguard group.

In part their choices are driven by evidence linking lifestyle to chronic illnesses. But the more deeply driving force lies in a deep longing for life experiences that are less synthetic, more human and more connected to the natural world.

Gaiam offers diverse opportunities for people to make those choices in ways that mesh with their individual priorities and motivators. We create information, products, services and lifestyle experiences spanning the broad spectrum of the $227 billion lifestyles of health and sustainability (LOHAS) industry:

**Personal development:** Choices that enrich the mind, body and spirit.

**Alternative healthcare:** Choices that promote holistic wellness.

**Healthy living:** Choices that support a healthy lifestyle.

**Ecological living:** Choices that enable a more natural, healthful home environment and opportunities to experience nature's gifts.

**Sustainable economy:** Choices that foster planetary sustainability, including renewable energy and products made from recycled materials.


TIME
THE SCIENCE OF
MEDITATION

Mainstream media reflects a culture that increasingly values holistic well being and other ways to reconnect with themselves and with nature.


People are searching for lifestyle changes
that will make their lives less fragmented and more
connected to community, nature, and to an authentic,
experiential spirituality.

- from *Marketing in the Soul Age* by Harvey Hartman



xclusive original content including books and home media enrich many Gaiam products and services.
*Pilates for Beginners* series was developed with expert Pilates instructor Jillian Hessel.


PILATES
BASICS
Relax
PILATES
for beginners
PILATES
for beginners
GAIAM
GAIAM
Mind · Body · Health
PILATES
for beginners kit
A complete, easy-to-use introduction
to the fundamentals of Pilates
SAVE!
PILATES
for beginners



# BUSINESS MODEL

The Gaiam business model, represented by three concentric circles, begins with authentic information (content) on the lifestyle of health and sustainability (LOHAS) that forms the basis for proprietary products and services we develop and market through our distribution channels.

CONTENT. Content is at the center of our business model. We develop and produce original material, drawing from the insight gleaned through our partnerships with leading industry experts. We strive for authenticity, accuracy of information and originality of purpose. All of our content covers the LOHAS lifestyle. Our goal is to inform, educate and inspire our customers to build a relationship based on trust and confidence in our brand. Formats cover all media including broadcast, video, DVD, audio programs, books and print media. Our content-centric strategy maintains our authenticity and gives us a significant competitive advantage.

OFFERINGS. We support our content with complementary products and services that fulfill an aspect of the LOHAS lifestyle. With all products, we present a consistent branded vision that provides a solution in a sector of the LOHAS market. In addition to media, our best-selling products include mind-body health accessories, relaxation and meditation aids, wellness solutions, natural and organic cotton apparel, organic cotton home textiles, nontoxic household cleaners, and renewable energy solutions.

CHANNELS. We market our lifestyle-branded products and services through five channels of distribution for the widest possible consumer reach: media, national retailers, services and corporate accounts, catalogs and the Internet. By marketing through all distribution channels, we connect with our customers wherever and whenever they choose to obtain LOHAS products and services.


CHANNELS
OFFERINGS
CONTENT

# CONTENT

CONTENT CREATION. Creating and maintaining authenticity in our brand is our goal, as it is what differentiates us from our competitors. Content forms the basis for our proprietary product development, and we have a vertically integrated production team including in-house content creation and full production capability. Our visual media programs feature recognized professionals and experts who help us create authentic, leading-edge programs that build trust, respect and confidence in our brand. Our experts have been featured by leading media including the Oprah! show and *Time* and *People* magazines. In 2003 we expanded our content development initiatives with our Gaiam Kids™ mind-body health line, which introduces youngsters to holistic wellness in fun and imaginative ways.

AWARDS. Gaiam programs have consistently earned national and international recognition. In 2003, Gaiam won an additional six national Telly awards, bringing our total to 21; plus seven Aegis Awards. Our programs have also received a number of medals from the New York International Film Festival, and several Gaiam Kids products received Parents' Choice and Kids First Awards and sold millions of DVDs in 2003.

MUSIC. We continue to grow our collection of award-winning original music programs that promote and enrich wellness of body, mind and spirit.

PUBLISHING. Through our co-publishing partnership with Rodale Press, in 2003 we published several books that help consumers explore healthy lifestyle choices. We also published *Gaiam Lifestyle* magazine, providing rich information about mind-body health, environmentally conscious living, personal development and eco-travel.


PARENTS' CHOICE
SILVER HONOR
Parents' Choice Foundation




Aegis
AWARDS
2003 Winner

Our media programs have been honored with more than 30 of the industry's most prestigious awards.



Gaiam media content is produced by our media experts in leading-edge editing and production facilities.


GAIAM
PILATES
WEIGHT LOSS

Our award-winning *Pilates for Weight Loss* DVD

lifestyle

*Gaiam Lifestyle* magazine


yoga

Our audio CDs include our Sound Retreat™ music CD collection


SEANE CORN
VINYASAFLOWYOGA
SEANE CORN
VINYASAFLOWYOGA

New Gaiam Kids and Vinyasa Flow Yoga programs


SLEEP
STRESS RELIEF
WEIGHT LOSS
RESTORED ENERGY

Four of our new wellness guidebooks, developed with Dr. James Rouse



Yoga instructor Seane Corn guides our new Vinyasa Flow series furnishings collection includes linens made with 100% organic cotton and other eco-responsible fibers.



vironmental responsibility is at the heart of our mission.



Our Gaiam Organix apparel collection is made with pure organic cotton.



# OFFERINGS

Gaiam develops products in all five sectors of the LOHAS market. Our products are developed in conjunction with our content to maintain authenticity, in keeping with our content-centric business model. All proprietary products are competitively priced with conventional products. It is our goal to grow our percent of proprietary products as they carry better margins and promote the Gaiam brand. In 2003, our proprietary products grew to over 62% of our business. Gaiam products have been selected as featured gifts to presenters at the last three Academy Award® ceremonies because of their distinct, high-quality appeal.

PRODUCT DEVELOPMENT. Gaiam researches and develops products to support all aspects of a healthy and sustainable lifestyle with the goal for consumers to recognize us as their single-source provider of these lifestyle solutions. We consult with recognized professionals to guide the functionality and design of each product. Our focus on creating proprietary products gives us a competitive advantage and significantly increases our gross margin. We leverage our product development costs across all of our distribution channels. In the apparel, bedding and bath categories, we source organic cotton throughout the world in order to price our products at parity with traditional products.

MANUFACTURING STANDARDS. Environmental and social responsibility are at the heart of our mission. Gaiam applies strict standards to all of our manufacturers throughout the world, to ensure that the production of our products is consistent with that mission. Gaiam Minimum Social Accountability standards include accepted international labor standards to eliminate unfair and inhumane labor practices. We regularly review our manufacturers for compliance and source the highest-quality products and materials that conform to these standards. For our organic cotton products, Gaiam works with producers certified by internationally accredited organizations including SKAL and IMO.

**PROPRIETARY PRODUCT**
PERCENT OF BUSINESS



60%
50%
40%
30%
20%
10%
0%
24%
53%
62%
'99
'01
'03

# DISTRIBUTION CHANNELS — MEDIA

Gaiam develops and produces information and programming targeted to consumers who value natural health, personal development and spirituality. Gaiam has created an award-winning library of titles sold to retailers, licensed to selected distributors outside the U.S., and licensed or sublicensed for broadcast. Our licensees include Koch Vision, Universal Studios, Fine Living, Discovery Channel, and Conscious Media. Our licensing and distribution arrangements require Gaiam branding to be prominent on the programs.

DVDs and VIDEOS — Gaiam is the market leader in the lifestyle category, with award-winning proprietary content. Our top media title sold more than 2 million copies. Strategically, we have made an investment to convert our proprietary content to the DVD format to remain the category leader in the backdrop of significant growth in the DVD market.

BROADCAST — Gaiam has forged relationships with organizations including Discovery Channel, Fine Living and Conscious Media to license its visual media assets and strengthen the Gaiam brand. We currently run approximately 15 programs on the Fine Living and Fit TV networks. We plan to continue increasing our broadcast presence with programs that enhance people's lives.

INTERNATIONAL — Gaiam has significant opportunity in international markets to create a truly global lifestyle brand. Gaiam is well positioned to replicate its domestic success around the globe by leveraging its successful content-centric business model. Through distributor arrangements and acquisitions, Gaiam branded products may now be found in over 3,500 international retail stores throughout Canada, the United Kingdom and Australia. During 2003, Gaiam acquired a majority ownership interest in Leisure Systems International, a U.K. based distributor and marketer of lifestyle products. The acquisition has allowed our merchandising and product development groups to work closely with the U.K. team to modify and develop new products that fit with the lifestyles of different cultures outside of North America. Demand exists in non-English-speaking countries for Gaiam content as well; we have already translated several titles into French and Spanish and began to distribute products with dual language packaging in Canada during 2003. We strive to be recognized as the single-source solution in the global LOHAS market.

Gaiam DVDs and videos have earned over 30 industry awards as well as top Amazon.com and Barnes & Noble sales rankings.


YOGA


UNIVERSAL


Discovery
CHANNEL


FINE
LIVING
TV NETWORK


fittv


Authenticity is at the core of the vision that has made
Gaiam the market share leader in the lifestyle category.

Instructional and educational media programs are produced exclusively by Gaiam and reflect the artful authenticity that has made them the industry's best.



A lifestyle display of our exclusive organic cotton collections


BED BATH & BEYOND

A Gaiam window display at Bed Bath & Beyond

A new store-within-a-store experience at Galyan's sporting goods



# DISTRIBUTION CHANNELS — RETAILERS

EXPANDED DISTRIBUTION. We have continued to expand our presence in national retailers to ensure that our media and natural lifestyle merchandise is available to consumers nationwide. Our Gaiam-brand products can be found in retail channels including bookstores such as Barnes & Noble and Borders; media retailers such as Blockbuster, Musicland and Virgin Megastores; lifestyle stores such as Discovery Channel Store and Whole Foods Market; women's beauty stores such as Ulta; specialty stores such as Bed Bath & Beyond and Linens-N-Things; sporting goods stores such as Dick's Sporting Goods, REI and Galyan's; department stores such as Marshall Field's; e-tailers such as Amazon.com; and mass merchants such as Target, Costco and Wal-Mart. Our products can be found in over 3,500 doors in Canada, the United Kingdom and Australia including such prominent retailers as Selfridges and John Lewis in the U.K., and Chapters in Canada.

STORE-WITHIN-A-STORE LIFESTYLE PRESENTATIONS. Our success at the store level is the result of consumers seeking a one-stop, lifestyle shopping experience. "Store-within-a-store" lifestyle presentations utilize custom fixtures designed and produced by Gaiam. These presentations are abundant with Gaiam branding and lifestyle-theme imagery to create an experience for the consumer. The displays can be configured in multiple ways to allow for our growing number of products. We implemented our first branded store-within-store concept in August of 2000 and the concept grew to over 3,650 doors by the end of 2003. Gaiam store-within-a-store lifestyle presentations have been established in all channels including lifestyle specialty stores, bookstores, health food stores, mass merchandisers, sporting goods stores and department stores. We are currently expanding our store-within-a-store lifestyle concept to retailers internationally.


TARGET
2003
Vendor Award of Excellence
GAIAM INTERNATIONAL

Gaiam was awarded Target's
Vendor of the Year award for 2003.

# DISTRIBUTION CHANNELS — DIRECT

Gaiam has established itself as a multi-channel lifestyle brand and authoritative information resource in the LOHAS market. However, Gaiam's roots lie within the direct-marketing industry. The Company provides consumers the ability to shop for Gaiam lifestyle products across multiple channels including catalogs and the Internet. The direct channel is of significant strategic importance to Gaiam since we believe that early adopters of the LOHAS lifestyle shop through this channel, allowing us to test a product's success prior to releasing it into our retailer channels. Gaiam markets directly to consumers through catalogs, the Internet and magazine advertising.

CATALOGS. Gaiam produces and markets three unique sub-branded catalogs that cater to various segments of the LOHAS market by offering a diverse selection of products to help people live more natural, environmentally conscious lifestyles. Gaiam circulated 15.0 million catalogs in 2003 and has a file of 1.8 million buyers. In 2003, we increased circulation, focused on proprietary products and expanded our customer retention and reactivation program.

INTERNET. Gaiam.com offers over 7,500 SKUs and provides consumers with a wealth of product and lifestyle information for personal development and healthy living. We believe informed customers make better purchasing decisions, and we continue to promote www.gaiam.com through our visual media, catalogs, print publications, product packaging and Internet links. The site is continually updated with new products, offers and information.


GAIAM

Our 2003 print advertising showcased a number of new product launches.


GAIAM
livingarts
Find Your Space
Get the Kids in Gear


GAIAM


REAL GOODS

Gaiam catalogs appeal to three distinct segments of the LOHAS market: total well being (Gaiam Living Arts), natural home (Gaiam Harmony) and renewable energy/sustainable eco-living (Gaiam Real Goods).


GAIAM®
a lifestyle company
get into your
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Gaiam.com lets customers conveniently shop our full selection of lifestyle products and experiences, and builds awareness of more natural, eco-conscious living choices through our rich online library of educational content.


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Inside, create a sanctuary that you look forward to coming home to. From organic linens to air and water purifiers, your home can reflect your style and your values. While you can't control the outdoor climate, you can take charge of your indoor comfort. Provide optimal conditions for your family with one of our choices in climate control.
Natural Bedrooms
Put allergies and chemical sensitivities to rest while you envelop yourself in comfort with our natural and organic beds and linens. You spend so much time in your bedroom, it should be the most comfortable room in your home.



Gaiam provides natural-living gifts to honorees and presenters at the Academy Awards.



A Gaiam Real Goods–designed 40kW solar electric system powers Fetzer Winery's organic wine operation.

...n experience created by Gaiam eco-travel partner Natural Habitat.



# DISTRIBUTION CHANNELS — LIFESTYLE SERVICES/CORPORATE ACCOUNTS

Gaiam provides products and services to individuals and businesses that seek renewable energy solutions, eco-travel opportunities and healthy lifestyle alternatives. Our Lifestyle Services clients have included The White House, NASA, the U.S. Department of Energy, the Government of Brazil, The Smithsonian Institute, Fetzer Winery and World Wildlife Fund.

Gaiam's residential and commercial renewable energy design and consulting team has helped over 60,000 homes and businesses harness and use solar, hydro and wind power. Through these services we assess energy needs, configure custom systems and offer guidance, training and efficient, resource-sensitive solutions.

Through our majority interest in Natural Habitat we provide individual and group eco-travel, allowing people to experience first hand our planet's wildlife, wild places and natural wonders — and imparting an understanding of the critical work needed to preserve them. Gaiam has also forged partnerships with hospitality organizations that share our LOHAS vision, including Fairmont Hotels and Resorts with its pioneering Green Partnership, Eco-Meet opportunities and related programs; and W and Kimpton Hotels with guest-wellness experiences incorporating our acclaimed mind-body health programs guiding practices such as yoga, meditation and relaxation.

By special invitation for the third consecutive year, Gaiam provided gifts to honorees and presenters at the Academy Awards. Our gifts allow recipients to experience our products, gain awareness of our mission and affirm their important role in influencing societal values that foster the health of people, communities, cultures and the planet.


NATURAL
HABITAT
OUR 20TH YEAR
ADVENTURES

FETZER
VINEYARDS

Fairmont
HOTELS & RESORTS

W
HOTELS®

KIMPTON
every hotel tells a story



# CORPORATE CULTURE

At Gaiam we pride ourselves on our unique corporate culture — an environment that supports wellness, eco-consciousness and sustainable lifestyles within the company and in our community. In addition to significant employee discounts on Gaiam products and scholarships to enable continuing education and personal development, we provide a rich menu of benefits and opportunities to help our team members live the life they work to promote.

PERSONAL WELL BEING Gaiam employees are provided unique opportunities to attend seminars with wellness professionals including integrated health expert Dr. James Rouse, yoga experts Rodney Yee and Seane Corn, and fitness instructor Madeleine Lewis. Employees can also take advantage of weekly on-site yoga and fitness classes, personal consultation opportunities with these and other experts to optimize their physical, psychological and spiritual well being. Employees can also check out books and DVDs from our comprehensive in-house library on LOHAS topics ranging from holistic medicine to personal development, meditation, nutrition, mind-body fitness, eco-travel, world culture and spirituality. Gaiam also continues to support the Yoga House and the Accelerated School through the Yoga for Life™ program, which brings yoga into the school system as part of the physical education curriculum. The Accelerated School was honored as one of the top schools in the U.S. for its challenging coursework and integration of yoga and art.

PLANETARY WELL BEING We continue to give back to our communities and our planet through programs including our staff Environmental and Social Action Group (ESAG). In 2003 Gaiam employees also participated in ESAG events including Habitat for Humanity projects; Earth Day events to involve youngsters in eco-responsibility; a free Xeriscaping low-water-use landscaping seminar; and local stream and lake clean-ups. To promote alternative transportation Gaiam provides all employees with free EcoPass mass transit tickets, and in 2003 the program reached an all-time-high 30% participation rate, eliminated over 75,000 miles in single-passenger trips and prevented 67,000 pounds of carbon emissions. And our aggressive 360-degree recycling program enables our staff to recycle three times as many types of materials as most employer-sponsored programs.

SOLAR LIVING CENTER The heart of the nonprofit Solar Living Institute, this stunning educational center built on 12 Gaiam-owned acres of reclaimed land in Hopland, California, continues to be the world's premier model and educational destination in renewable energy, green building and sustainable living. Amid its 12-acre permaculture garden, the center is built entirely of rice straw bales and is the largest building of its kind in the world, equipped with ultra-efficient passive solar design. Approximately 200,000 visitors come to the center each year to experience sustainable living and renewable energy up close. The Institute's annual Solfest Solar Energy Festival attracts more than 10,000 people and offers over 50 sustainable living workshops.



Gaiam employees help with a volunteer community clean-up project



Children of Gaiam employees took part in [illegible] that involve youngsters in healthy, eco-conscious [illegible]



[illegible] one-of-a-kind Solar Living Center

FINANCIAL 2003





# GAIAM, INC.

## ANNUAL REPORT TO SHAREHOLDERS

### FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

**Business and Financial Overview**

**INDEX** **PAGE**



CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report may contain forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "plan," "estimate," "expect," "strive," "future," "intend" and similar expressions as they relate to Gaiam or its management are intended to identify such forward-looking statements. Gaiam's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Market Risk" and elsewhere in this report. Risks and uncertainties that could cause actual results to differ include, without limitation, general economic conditions, competition, loss of key personnel, pricing, brand reputation, acquisitions, security and information systems, legal liability for website content, merchandise supply problems, failure of third parties to provide adequate service, reliance on centralized customer service, overstocks and merchandise returns, reliance on a centralized fulfillment center, increases in postage and shipping costs, e-commerce trends, future Internet related taxes, control of Gaiam by its founder, fluctuations in quarterly operating results, consumer trends, customer interest in our products, the effect of government regulation and other risks and uncertainties included in Gaiam's filings with the Securities and Exchange Commission. We caution you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect our management's view only as of the date of this report. We undertake no obligation to update any forward-looking information.

# OUR BUSINESS

## GAIAM

Gaiam is a multi-channel lifestyle company providing a broad selection of information, products and services to customers who value natural health, personal development, ecological lifestyles and responsible media. We offer our customers the ability to make purchasing decisions based on these values while providing a quality product at a price comparable to conventional alternatives.

Gaiam has established itself as a lifestyle brand, information resource and authority in the Lifestyles of Health and Sustainability (LOHAS) market and seeks to become a unifying symbol of the emerging LOHAS lifestyle. Our lifestyle brand is built around our ability to develop and offer content, products and lifestyle solutions to consumers in the LOHAS market. Our content forms the basis of our proprietary products, on which we realize our highest margins, which then drives demand for parallel product and service offerings. Gaiam's operations are vertically integrated from content creation, through product development and sourcing, to customer service and distribution. We market our products and services across two segments, business and direct-to-consumer, and through five sales channels: media, national retailers, corporate accounts, catalogs and the Internet. We distribute our products in each of these sales channels from a single fulfillment center.

## THE LOHAS MARKET

The LOHAS market, which represented $227 billion in sales in 2000 according to Natural Business Communication, consists of five main sectors:

- **Sustainable Economy.** Renewable energy, energy conservation, recycled goods, environmental management services, sustainable manufacturing processes and related information and services.
- **Healthy Living.** Natural and organic foods, dietary supplements, personal care products and related information and services.
- **Alternative Healthcare.** Health and wellness solutions and alternative health practices.
- **Personal Development.** Solutions, information, products and experiences relating to mind, body and spiritual development.
- **Ecological Lifestyles.** Environmentally friendly cleaning and household products, organic cotton clothing and bedding, and eco-tourism.

*Gaiam participates in all five sectors of the LOHAS market.*

## OUR CONTENT

Gaiam's business model revolves around content creation, which forms the basis for our proprietary products. We have an "in house" production team that produces programs on a variety of topics including "how-to" and solutions based programs on mind-body fitness, wellness, and alternative healthcare. Our programs have won 22 Telly awards and several medals at the International New York Film Festival. We developed a new line of children's products during 2003, which was the recipient of several Parent's Choice and Kids First Awards recognizing new products that help kids grow imaginatively, physically, and mentally. During 2003, we produced 44 new visual media programs. Gaiam also develops and markets music and audio CDs and publishes printed content.

## OUR PRODUCTS

We currently stock approximately 7,500 stock keeping units (SKUs) of which approximately 4,500 are proprietary products bearing the Gaiam brand. Our proprietary products constituted over 62% of our sales in 2003, compared to 53% in 2001, and 24% in 1999. Our visual media programs represent the largest part of our proprietary product offering. Our best selling products, by LOHAS sector, are as follows:

| Sustainable Economy | Healthy Living | Alternative Healthcare | Personal Development | Ecological Lifestyles |
|---|---|---|---|---|
| Solar Panels and Accessories | Air Filters | Natural Lighting | Yoga Information and Accessories | Natural Cleaners |
| Energy Systems | Water Filters | Back and Neck Care Products | Pilates Information and Accessories | Organic Cotton Bedding |
| Energy Efficient Lighting | Personal Air Supply | Massage Accessories | Meditation Information and Accessories | Organic Cotton Towels |
| Energy Information | UV Purifiers | Stress Relief | Fitness Accessories | Organic Cotton Clothing |
| Evaporative Coolers | Personal Care Products | Allergy and Pain Relief | Performance Wear | Recycled Household Paper Products |
| Intertie Systems | Natural Beauty Products | Sleep Enhancers | Personal Growth Information | Natural Garden Products |
| Composters | Whole Foods Brand Products | Wellness Information | Kids Fitness Products and Information | Non-Toxic Pest Control |
| Air Dryers | Healthy Cooking | Aroma Therapy | Relaxation Music | Green Cotton Home Accessories |

## OUR SALES CHANNELS

We conduct our business across two segments. Our business segment customers are primarily national retailers, corporate accounts and the media. We conduct our direct-to-consumer business through our catalogs and the Internet. Approximately 93% of our 2003 sales were made directly to retailers or end-users, and less than 7% were through distributors.

- **Media**

Gaiam develops and produces information and programming targeted to consumers who value natural health, personal development and spirituality. Gaiam has an award-winning library of titles that it sells to retailers, licenses to selected distributors operating outside of the United States, and licenses or sublicenses for broadcast. Our current list of licensees includes Koch Vision, Universal Studios, Fine Living, Discovery Channel and Conscious Media. All of our licensing arrangements require Gaiam branding to be prominent on the programming and are subject to our talent royalty agreements. While our licensing of the rights to manufacture and distribute certain of our media lowers recognized revenue, contribution margins are improved.

- **Retailers**

Since the inception of our retailer channel in 1996, we have increased its breadth and diversity. As of the end of 2003, Gaiam products may be found in over 30,000 stores in North America, plus in retailers located in the U.K. and Australia. Gaiam products are currently sold across a variety of leading retailers, including bookstores such as Barnes & Noble and Borders; music stores such as Musicland and Virgin Record Megastores; lifestyle stores such as Discovery Channel Stores; beauty stores such as Ulta and Origins; home furnishing stores such as Bed, Bath and Beyond and Linens 'n Things; natural food stores such as Whole Foods Market; sporting goods stores such as Dick's, REI and Galyan's; mass merchants such as Target and Wal-Mart, e-tailers such as Amazon.com and Drugstore.com; and wholesale clubs such as Costco. Many of these retailers display our products in store-within-store lifestyle presentations that utilize custom fixtures designed and produced by Gaiam. We implemented our first store-within-store concept late in 2000 and the concept has grown to over 3,650 stores by the end of 2003.

Through distributor arrangements and acquisitions, Gaiam branded products may now be found in over 3,500 international retail stores throughout Canada, the United Kingdom and Australia. Our media products are sold to international accounts under licensing agreements and the remaining products are sold based on distributor relationships. During 2003, Gaiam acquired a 50.1% ownership interest in Leisure Systems International ("LSI"), a U.K. based distributor and marketer of lifestyle products. The acquisition has allowed our merchandising and product development groups to work closely with the LSI team to modify and develop new lifestyle products that fit into the cultures of countries outside of North America.

- **Services**

Gaiam provides products and services to businesses that desire renewable energy solutions or healthy and natural alternatives to traditional products or processes and services such as eco-travel. We have a design and consulting service for corporate accounts that assesses energy needs and makes recommendations for more efficient solutions. We also organize individual and family eco-travel trips and group eco-travel adventures for museums and zoological societies, schools and universities and conservation and corporate groups. Integral to our complete eco-travel experience is imparting an understanding of, and having our travelers experience the critical nature and work needed to protect and preserve our wildlife, wild places and environment. Clients of our lifestyle services included The White House, NASA, Fetzer Winery, the U.S. Departments of Energy, the Government of Brazil, the Smithsonian Institution, and the World Wildlife Fund.

- **Catalogs**

Gaiam offers a variety of LOHAS products directly to the consumer through our catalogs and through some consumer lifestyle publications. We produce catalogs for all aspects of LOHAS. The typical Gaiam direct consumer is female, has an average income of $75,000 and is well educated.

- **Internet**

We use the Internet to sell our products and to provide information on the LOHAS lifestyle. We currently offer over 7,500 SKUs on our website, www.gaiam.com. We promote our website through our visual media, catalogs, print publications, product packaging and Internet Links. A key component of our Internet approach is to provide customer support for Internet sales from our in-house call center. According to a Jupiter Communications study, 90% of online customers prefer human interaction when they require customer service. This is particularly important for Gaiam because the use of many of our products is enhanced by the extensive product education and information that we make available online and through our well informed customer service personnel.

## OUR OPERATIONS

- **Product Development and Sourcing**

Gaiam branded products are sold across our five sales channels. Non-proprietary products are only available through our catalogs and over the Internet, where we initially test products before we decide to develop products under the Gaiam brand and distribute them through our other sales channels. Our products are designed to enhance customers' lifestyles and experiences and provide healthy, natural solutions while being eco-friendly and promoting a sustainable economy. Because we use a multi-channel approach to our business, we are able to leverage our product development costs across all channels of our business.

Our proprietary products are designed by our product development team, sourced both domestically and internationally by our merchandisers and produced by third party suppliers to our specifications. We also screen the environmental and social responsibility of our suppliers. In order to minimize risk we often identify an alternate supplier for our products in a separate location.

- **Customer Service**

Gaiam focuses on building and maintaining customer relationships that thrive on loyalty and trust. We maintain a "no-risk guarantee" policy, whereby a customer is provided a full refund for products that are returned at any time, for any reason. In 2003, we established a most valued customer program, which extends added benefits to our most loyal catalog and Internet customers. Our in-house customer service department includes product specialists who have specific product knowledge and assist customers in selecting products and solutions that meet their needs. We employ telephone routing software that directs each call to the appropriate representative. Our policy is to ship orders no later than the next business day, which we accomplish by stocking inventory that supports over 90% of our orders. We believe that by offering exceptional customer service we encourage repeat purchases by our customers, enhance our brand identity and reputation and build stronger relationships with our customers.

- **Established Infrastructure**

We operate a 208,000 square foot fulfillment center near Cincinnati, Ohio, which provides fulfillment for most of our current business needs and has the capacity to support the growth of our business. This central U.S. location allows us to achieve shipping cost efficiencies to most locations. The center is also located within 30 minutes of several major shipping company hubs. We use a supply chain management system that supports our entire operation, including fulfillment, inventory management, and customer service. Our fulfillment center is connected to our other facilities by a state-of-the-art voice-over-Internet telecom network that allows us to maintain a high degree of connectivity within our organization.

## OUR GROWTH STRATEGIES

- **Expand our Media Offering**

Proprietary and authentic content lies at the core of our business model. Our media offerings introduce customers to Gaiam and helps establish Gaiam as an authority in the LOHAS market. Gaiam's primary focus is on leveraging our content with branded lifestyle product offerings through various media, catalogs, the Internet, and national retailers. We believe that the content-centric strategy is a competitive advantage and the multi-channel approach allows us the broadest possible consumer reach.

We will continue to develop authentic content that caters to the LOHAS lifestyle in DVD and VHS formats and also accelerate our efforts in the music, broadcast and publishing categories. We have already expanded our visual media offerings internationally and plan to continue to leverage this opportunity.

- **Strengthen our Lifestyle Brand**

Our goal is to maintain the Gaiam brand as an authority in the LOHAS market and to establish Gaiam as a unifying symbol of the emerging LOHAS lifestyle. Strategically, all proprietary products are now being marketed under one unified brand, "Gaiam." We plan to strengthen the Gaiam brand by growing our media, focusing on category management initiatives, increasing our store-within-store presence across national retailers, increasing our marketing efforts, and by aggressively developing and marketing proprietary products while maintaining our high level of customer service.

- **Expand our Proprietary Products**

Our proprietary products, which we introduced in 1997, represented 62% of our revenues in fiscal year 2003. These products carry a higher margin, provide for branding opportunity and distinguish us from many of our competitors. We currently offer over 4,500 SKUs of proprietary products that range from media products to sleep, stress relief, yoga and pilates accessories to organic cotton bedding and bath products. We continue to develop and market proprietary products across each of the five LOHAS sectors. We are strengthening our supply chain globally by sourcing a greater number of products offshore. We leverage our product development costs over all sales channels.

- **Capitalize on our Multi-channel Approach**

Our multi-channel strategy affords us the broadest possible customer reach. This approach makes purchasing our lifestyle products convenient regardless of the channel that a customer prefers. Additionally, this diversified, strategic approach should provide for continued operating and business stability as we have the ability to cross-market lifestyle products and services regardless of the customer location or the channel to which we are marketing. In our direct-to-consumer business we are open 24 hours a day, offering over 7,500 products on our Internet site.

In our business segment, we continue to expand our presence in national retailers and currently have placements in over 30,000 retail points in North America, plus in retailers located in the U.K. and Australia. We also continue to expand our store-within-store concept in a variety of stores, including Whole Foods Markets, Barnes & Noble Bookstores, Discovery Stores, Ulta, Dick's Sporting Goods, REI, Galyan's and other national retailers.

- **Expand into New Product Categories in our Business Segment**

We have successfully established Gaiam as one of the leaders in the mind-body health category. In an effort to leverage and diversify our strong relationships with our customer base, we continue to offer products across an increasing number of lifestyle categories including functional apparel, natural home and wellness. We continue to test products in our direct business for expansion opportunities at retailers. We believe that the Gaiam brand can extend to all aspects of LOHAS in our business segment.

- **Complement our Existing Business with Selective Strategic Acquisitions**

Our growth strategy is not dependent on acquisitions. However, we will consider those strategic acquisitions in the LOHAS market that complement our existing business, increase our media and related product offerings, and expand our geographical reach. We especially focus on companies with a strong brand identity and with customer and product information databases that augment our existing databases. Gaiam often allows some of the acquired company's management team to retain responsibility for front-end business functions such as creative presentation and marketing, while consolidating operational functions under Gaiam's existing infrastructure when economies of scale can be realized.

## OUR BUSINESS SEGMENTS

We separate our business into two business segments: the business segment which includes sales to businesses, retailers, corporate accounts and media outlets; and the direct-to-consumer segment, which includes catalogs, print advertising, and e-commerce.

Our business segment provides us with increased branding opportunities, higher operating contribution and potential growth in mainstream retail stores. The business segment represented 51% of 2003 revenues, while the direct-to-consumer segment represented 49% of revenues. See Note 11 to our consolidated financial statements for further information on our segments.

## OUR INTELLECTUAL PROPERTY

Our tradename Gaiam and various product and Internet domain names are subject to trademark or pending trademark applications of Gaiam or a Gaiam company. We believe these trademarks are significant assets to our business.

## OUR COMPETITIVE POSITION

We believe that fragmented supplier and distribution networks characterize the LOHAS market, and we are not aware of a dominant leader. Gaiam's goal is to establish itself as the market leader.

Our business is evolving and competitive. Larger and better-established entities may acquire, invest in or form joint ventures with our competitors. Many of these entities have longer operating histories and have greater financial and marketing resources than we have. Increased competition from these or other competitors could reduce our revenue and profits. In addition, the smaller businesses we compete against may be able to more effectively personalize their relationships with customers.

Because Gaiam uses multi-channel distribution for our products, we compete with various producers of similar products and services. Our competitors include Goodtimes Home Media, Anchor Bay, Ventura, PPI Entertainment, Goldhill Media, Nike, Reebok, thousands of small, local and regional businesses, and product lines or items that are offered by large retailers, manufacturers, publishers and media producers.

We believe the principal competitive factors in the LOHAS market are authenticity of information, distinctiveness of products and services, quality of product, brand recognition and price, and in media offerings, unique content and distribution capabilities. We believe we compete favorably on all these relevant factors.

We expect industry consolidation to increase competition. As our competitors grow, they may adopt aggressive pricing or inventory policies, which could result in reduced operating margins and loss of market share.

Our success also depends upon the willingness of consumers to purchase goods and services that promote the values we espouse. While we believe our business plan and assumptions are reasonable, the demographic trends on which they are based may change and the current consumption levels may not be sustained. The decrease of consumer interest in purchasing goods and services that promote the values we espouse would materially and adversely affect our customer base and revenues and, accordingly, our financial prospects.

## OUR EMPLOYEES

As of March 1, 2004, Gaiam and the Gaiam companies employed approximately 285 persons. None of our employees are covered by a collective bargaining agreement.

## REGULATORY MATTERS

There are a number of different bills under consideration by Congress and various state legislatures that would restrict disclosure of consumers' personal information, which may make it more difficult for Gaiam to generate additional names for its direct marketing, and restrict a company's right to send unsolicited electronic mail or printed materials. Although Gaiam believes it is generally in compliance with current laws and regulations and that these laws and regulations have not had a significant impact on our business to date, it is possible that existing or future regulatory requirements will impose a significant burden on us.

The Gaiam companies generally collect sales taxes only on sales to residents of states in which Gaiam has locations. Currently, Gaiam collects sales taxes in sales to residents of California, Colorado and Ohio. A number of legislative proposals have been made at the federal, state and local levels, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. If legislation is enacted that requires Gaiam to collect sales taxes on sales to residents of other states or jurisdictions, sales in our direct-to-consumer businesses may be adversely affected.

Our business is also subject to a number of other governmental regulations, including the Mail or Telephone Order Merchandise Rule and related regulations of the Federal Trade Commission. These regulations prohibit unfair methods of competition and unfair or deceptive acts or practices in connection with mail and telephone order sales and require sellers of mail and telephone order merchandise to conform to certain rules of conduct with respect to shipping dates and shipping delays. We are also subject to regulations of the U.S. Postal Service and various state and local consumer protection agencies relating to matters such as advertising, order solicitation, shipment deadlines and customer refunds and returns. In addition, merchandise imported by Gaiam is subject to import and customs duties and, in some cases, import quotas.

## AVAILABLE INFORMATION

Our corporate website at www.gaiam.com/corporate provides information about Gaiam, its history, goals and philosophy, as well as certain financial reports and corporate press releases. Our www.gaiam.com website features a library of information and articles on personal development, healthy lifestyles and environmental issues, along with an extensive offering of products and services. We believe our website provides us with an opportunity to deepen our relationships with our customers and investors, educate them on a variety of issues, and improve our service. As part of this commitment, we have added a link on our corporate website to our Securities and Exchange Commission filings, including our reports on Form 10-K, 10-Q and 8-K and all amendments to such reports. Those reports are available through our website, free of charge, as soon as reasonably practicable after these reports are filed with the Securities and Exchange Commission.

## MANAGEMENT

## DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors, their respective ages as of December 31, 2003 and their positions are as follows:

| Name | Age | Position |
|---|---|---|
| Jirka Rysavy | 49 | Founder, Chairman of the Board and Chief Executive Officer |
| Lynn Powers | 54 | President, Director and CEO of North American operations |
| James Argyropoulos (1) (2) | 59 | Director |
| Barnet M. Feinblum (1) (2) | 56 | Director |
| Barbara Mowry (1) (2) | 56 | Director |
| Paul H. Ray (1) (2) | 64 | Director |

*(1) Member of the Compensation Committee*
*(2) Member of the Audit Committee*

JIRKA RYSAVY – Founder, Chairman and Chief Executive Officer of Gaiam. He has been Chairman since Gaiam's inception and became the full-time Chief Executive Officer in December 1998. In 1986, Mr. Rysavy founded Corporate Express, Inc., which, under his leadership, grew to become a Fortune 500 company supplying office and computer products and services. He was its Chairman and Chief Executive Officer until September 1998. Mr. Rysavy also founded and served as Chairman and Chief Executive Officer of Crystal Market, a health foods market, which was sold in 1987 to become the first Wild Oats Markets store.

LYNN POWERS – President, Director and Chief Executive Officer of North American operations of Gaiam. Ms. Powers has been President and a Director since February 1996. From February 1996 until September 2001, she was Chief Operating Officer, when she was promoted to Chief Executive Officer of North American operations. From 1992 to 1996, she was Chief Executive Officer of La Scelta, an importer of natural fiber clothing products. Before that, Ms. Powers was Senior Vice President Marketing/Strategic Development and Vice President Merchandising of Miller's Outpost, a specialty retailer.

JAMES ARGYROPOULOS – Director since May 2002. Mr. Argyropoulos is the founder and Chairman of The Walking Company, a lifestyle specialty retailer. Previously Mr. Argyropoulos served as Chairman and Chief Executive Officer of The Cherokee Group Inc., a shoe manufacturing and apparel business he founded in 1972.

BARNET M. FEINBLUM – Director since October 1999. Mr. Feinblum is the President and Chief Executive Officer of Organic Vintners, a marketer of organic wines. Mr. Feinblum was the President, Chief Executive Officer and Director of Horizon Organic Dairy from May 1995 to January 2000. From July 1993 through March 1995, Mr. Feinblum was the President of Natural Venture Partners, a private investment company. From August 1976 until August 1993, Mr. Feinblum held various positions at Celestial Seasonings, Inc., including President, Chief Executive Officer, and Chairman of the Board. Mr. Feinblum is also a director of Seventh Generation, Inc.

BARBARA MOWRY – Director since October 1999. Since 2003, Ms. Mowry has been CEO of Silver Creek Systems, a provider of data quality management software. From November 1997 until February 2001, Ms. Mowry was the President and Chief Executive Officer of Requisite Technology, a business-to-business e-commerce company specializing in the creation and management of electronic content and catalogs. Prior to joining Requisite Technology, Ms. Mowry was an officer of Telecommunications, Inc. (cable television) from 1995 to 1997. In 1990, Ms. Mowry founded, and until 1995 served as Chief Executive Officer of The Mowry Company, a relationship marketing firm focusing on the development of long-term customer relationships for businesses.

PAUL H. RAY – Director since October 1999. Since 2000, Mr. Ray has been the Chief Executive Officer of Integral Partnerships LLC, a consulting firm specializing in Cultural Creative topics. From November 1986 until December 2000, he was Executive Vice President of American LIVES, Inc., a market research and opinion-polling firm. Prior to joining American LIVES, Mr. Ray was Chief of Policy Research on Energy Conservation at the Department of Energy, Mines and Resources of the Government of Canada from 1981 to 1983. From 1973 to 1981, Mr. Ray was Associate Professor of Urban Planning at the University of Michigan. He is the author of "The Integral Culture Survey," which first identified the Cultural Creatives subculture.

Each director serves a one-year term. Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of Gaiam.

## PROPERTIES

Our principal executive offices are located in Broomfield, Colorado. Our fulfillment center is located in the Cincinnati, Ohio area. This facility houses most of our fulfillment functions. We selected the Cincinnati site after considering the availability and cost of facilities and labor, proximity to major highways, air delivery hubs and support of local government of new businesses. We also believe that Cincinnati is ideal for providing the low cost shipping available from a single central point to a customer base that conforms to the overall U.S. population.

The following table sets forth certain information relating to our primary facilities, all of which are leased:

| Primary Locations | Size | Use | Lease Expiration |
|---|---|---|---|
| Broomfield, CO | 36,000 sq. ft. | Headquarters and customer service | May 2005 |
| Cincinnati, OH | 208,000 sq. ft. | Fulfillment center | March 2006 |
| Venice, CA | 800 sq. ft. | Media/sales office | July 2005 |
| Hopland, CA | 12 acres | Renewable energy demo site | Owned |

We have options to renew the leases for our headquarters and our fulfillment center. We believe our facilities are adequate to meet our current needs and that suitable additional facilities will be available for lease or purchase when, and as, we need them.

## LEGAL PROCEEDINGS

From time to time, Gaiam is involved in legal proceedings that we consider to be in the normal course of business. We do not believe that any of these proceedings will have a material adverse effect on our business.

## MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

### STOCK PRICE HISTORY

Gaiam's Class A common stock has been quoted on the NASDAQ under the symbol "GAIA" since our initial public offering on October 29, 1999. On February 27, 2003 we had 8,687 stockholders of record and 9,216,027 shares of $.0001 par value Class A common stock outstanding. We have 5,400,000 shares of $.0001 par value Class B common stock outstanding, held by one shareholder.

The following table sets forth certain sales price and trading volume data for Gaiam's Class A common stock for the period indicated:

| | High Bid | Low Bid | Close | Average Daily Volume |
|---|---|---|---|---|
| Fiscal 2003: | | | | |
| Fourth Quarter | $ 6.16 | $ 4.90 | $ 5.95 | 10,917 |
| Third Quarter | $ 7.10 | $ 4.77 | $ 5.77 | 20,852 |
| Second Quarter | $ 6.75 | $ 4.40 | $ 5.92 | 32,598 |
| First Quarter | $11.24 | $ 4.00 | $ 5.37 | 50,411 |
| Fiscal 2002: | | | | |
| Fourth Quarter | $12.11 | $ 9.40 | $10.37 | 26,031 |
| Third Quarter | $15.22 | $ 8.05 | $11.47 | 32,811 |
| Second Quarter | $18.45 | $13.00 | $14.64 | 42,002 |
| First Quarter | $23.81 | $15.00 | $18.42 | 53,027 |

### DIVIDEND POLICY

Gaiam has never declared or paid any cash dividends on its capital stock. Gaiam currently intends to retain earnings to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. In addition, our bank credit agreement prohibits payment of any dividends to our shareholders.

### SALES OF UNREGISTERED SECURITIES

In January 2003, Gaiam acquired a 50.1% interest in Leisure Systems International, Ltd., a U.K. based distributor and marketer of lifestyle products, for approximately $4.3 million in cash and 50,000 shares of Gaiam Class A common stock, which were issued to Leisure System's selling shareholders. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

### EQUITY COMPENSATION PLAN INFORMATION

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,704,680 | $7.52 | 395,320 |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 1,704,680 | $7.52 | 395,320 |

## SELECTED FINANCIAL DATA

The selected statement of operations for the years ended December 31, 2003, 2002 and 2001 and balance sheet data as of December 31, 2003 and 2002 set forth below are derived from Gaiam's audited consolidated financial statements which are included elsewhere in this Annual Report. The selected statement of operations for the years ended December 31, 2000 and 1999 and balance sheet data as of December 31, 2001, 2000 and 1999 set forth below are derived from Gaiam's audited consolidated financial statements which are not included in this Annual Report. The historical operating results are not necessarily indicative of the results to be expected for any other period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Gaiam's consolidated financial statements and related notes, included elsewhere in this Annual Report.

### SELECTED FINANCIAL DATA

*(Amounts in thousands, except per share data)*

| *Years Ended December 31,* | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Statement of Operations Data** | | | | | |
| Net revenues | $102,000 | $111,406 | $98,737 | $60,588 | $45,725 |
| Cost of goods sold | 48,927 | 45,475 | 39,276 | 23,793 | 18,176 |
| Gross profit | 53,073 | 65,931 | 59,461 | 36,795 | 27,549 |
| Selling, operating, general and administrative expenses | 54,355 | 57,180 | 52,849 | 32,367 | 25,425 |
| Operating income (loss) | (1,282) | 8,751 | 6,612 | 4,428 | 2,124 |
| Other income (loss) | 546 | (261) | 346 | (283) | 606 |
| Income (loss) before income taxes and minority interest | (736) | 8,490 | 6,958 | 4,145 | 2,730 |
| Income tax (benefit) expense | (461) | 3,002 | 2,498 | 1,556 | 1,063 |
| Minority interest in net (income) loss of consolidated subsidiary, net of tax | (697) | (40) | (404) | 60 | 51 |
| Net income (loss) | $(972) | $5,448 | $4,056 | $2,649 | $1,718 |
| Net income (loss) per share: | | | | | |
| Basic | $(0.07) | $0.39 | $0.33 | $0.24 | $0.20 |
| Diluted | $(0.07) | $0.38 | $0.32 | $0.23 | $0.19 |
| Shares outstanding: | | | | | |
| Basic | 14,594 | 14,107 | 12,396 | 10,858 | 8,875 |
| Diluted | 14,594 | 14,489 | 12,809 | 11,525 | 9,119 |

| *December 31,* | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Balance Sheet Data** | | | | | |
| Cash | $8,384 | $11,422 | $22,244 | $8,579 | $3,877 |
| Working capital | 29,531 | 33,944 | 41,403 | 15,269 | 5,911 |
| Total assets | 91,860 | 91,167 | 87,884 | 48,353 | 27,260 |
| Long-term debt (net of current maturities) | — | 55 | 238 | 5,770 | 2,109 |
| Stockholders' equity | 69,485 | 69,371 | 58,633 | 18,111 | 14,951 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Gaiam's financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. This section is designed to provide information that will assist readers in understanding Gaiam's consolidated financial statements, changes in certain items in those statements from year to year, the primary factors that caused those changes and how certain accounting principles, policies and estimates affect the consolidated financial statements.

### OVERVIEW AND OUTLOOK

Gaiam is a multi-channel lifestyle company providing information, goods and services to customers who value personal development, healthy living, ecological lifestyles and responsible media. Gaiam was incorporated in Boulder, Colorado in 1988 to support "Conscious Commerce," the practice of making purchasing decisions based on lifestyle and personal values. In 1995, Gaiam began to expand nationally. In 1996, Gaiam made a large investment in infrastructure and operating systems to support rapid growth. From 1997 to 2003, Gaiam's revenues increased from $19.9 million to $102 million, representing a compound annual growth rate of 31.3%.

Gaiam's revenues declined 8.4% to $102 million in 2003, as compared to $111.4 million in 2002. The decline in revenues was primarily attributable to a decline of 34%, or $19 million, in sales to retailers. During 2003, sales to distributors declined $11.8 million as a result of the exclusion of our Healing Arts branded accessories in the fitness pallet in Costco for Holiday, and the transition of Bed, Bath and Beyond from a distributor relationship to direct. This required Gaiam to take back inventory from our distributor and reset the floor for Bed, Bath and Beyond. Additionally, Gaiam's sales to mall-based stores, such as the Discovery Channel Stores, declined approximately $4.2 million. These declines took place in our business segment, which has had higher operating contributions in prior years than our direct-to-consumer segment. With more of the revenue contributed by those divisions with lower gross margins, the overall gross margin declined to 52%. Gaiam used 2003 as a transition year in order to make adjustments to our business strategy by doubling our sales force, adding new product categories, launching sales to additional retail chains within the business segment, and consolidating our operations and reducing expenses in order to focus on profitability in all segments in the future. Although Gaiam reported a net loss of approximately $972 thousand in 2003, its first net loss since becoming a public company, Gaiam generated $3.7 million in cash provided by operations, compared to $1 million cash provided by operations in 2002, when Gaiam had net income of $5.4 million.

Gaiam has increased its focus on its media and national retailer channels, which strategically provides increased branding opportunities, higher operating contribution and greater mainstream penetration. In 2003, our business segment was 51% of total revenues, up from 13% in 1998. During 2004, Gaiam will focus on selling directly to retailers through the "store-within-store" concept and building this segment through a combination of new media releases and new product opportunities in soft goods and spa products, along with an expansion in mass market retailers and bookstores, and new launches into the grocery and the professional markets.

As part of our strategy to grow the business segment, in 2003 Gaiam acquired a 50.1% interest in Leisure Systems International ("LSI"), a distributor of wellness products based in the U.K. Total consideration for the acquisition was approximately $4,300,000 in cash and 50,000 shares of Gaiam Class A common stock. Results from operations of LSI are included in the consolidated financial statements of Gaiam from the effective acquisition date of January 1, 2003. It is anticipated that LSI will be able to launch our media and employ a sales strategy in the U.K. retail market that is similar to Gaiam's "store-within-store" presentation in the U.S.

The direct-to-consumer segment continues to be an integral part of Gaiam's outreach. This segment accounted for 49%, or approximately $50.5 million, of Gaiam's revenues during 2003. Revenues for Gaiam's catalog and website operations remained relatively flat as compared to 2002. Although this segment did not see much growth in 2003, it remains the base for Gaiam. Circulation of 15 million catalogs provides branding, a sounding board for new product testing, promotional opportunities and customer feedback on Gaiam's and the LOHAS industry's focus and future.

Even with the shift to our business segment, Gaiam's gross margin remained strong at 52% primarily because of our continued focus on higher margin proprietary products. In 2003, over 62% of our sales were composed of proprietary products, up from 53% in 2001.

Gaiam anticipates both a return to positive internal growth and a return to profitability in 2004. The negative internal growth experienced during 2003 has subsided and we anticipate that the internal growth rate will be approximately 10% for 2004. Gaiam's revenues will continue to be heavily weighted to the second half of the calendar year, so the majority of our earnings will continue to be generated during the third and fourth quarters. Please see "Quarterly and Seasonal Fluctuations."

## CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments, estimates and assumptions that affect the amounts reported in Gaiam's consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements contained in this Annual Report summarizes the significant accounting policies and methods used in the preparation of Gaiam's consolidated financial statements.

Management believes the following to be critical accounting policies whose application has a material impact on Gaiam's financial presentation, and involve a higher degree of complexity, as they require management to make judgments and estimates about matters that are inherently uncertain.

### Provision for Doubtful Accounts

Gaiam records a provision for doubtful accounts for all receivables not expected to be collected. Gaiam generally does not require collateral. Gaiam evaluates the collectibility of the accounts receivable based on a combination of factors. In circumstances when we are aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filings), Gaiam records a specific reserve for bad debts against amounts due. For all other instances, Gaiam recognizes reserves based on historical experience and review of individual accounts outstanding.

### Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost (first-in, first-out method) or market. Gaiam identifies its inventory items to write down for obsolescence based on the item's current sales status and condition. If the item is discontinued or slow moving, it is written down based on an estimate of the markdown to retail price needed to sell through its current stock level.

### Investments

Investments for which Gaiam does not have the ability to exercise significant influence, are accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value. Investments under the cost method are included on the accompanying consolidated balance sheet in "Investments."

### Capitalized Production Costs

Capitalized production costs include costs incurred to produce informational media products marketed by Gaiam to retail marketers and direct-mail customers. These costs are deferred for financial reporting purposes until the media is released, then amortized over succeeding periods on the basis of estimated sales. Historical sales statistics are the principal factor used in estimating the amortization rate.

### Revenues

Revenue from the sale of products is recognized at the time merchandise is shipped to the customer. Revenue for services provided, such as design consultation for solar installations, is recognized when the services are rendered. Licensing revenue is recognized upon delivery of the media licensed. Amounts billed to customers for postage and handling charges are recognized as revenue at the time that the revenue on the product shipment is recognized.

### Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of assets acquired less liabilities assumed in a business acquisition. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if impairment indicators arise, on a reporting unit level. The fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

If the carrying amount of a reporting unit exceeds its fair value, the goodwill impairment test is performed to measure the amount of impairment loss. Gaiam has allocated goodwill to two reporting units, and uses a market value method for the purposes of testing for potential impairment. The annual review requires extensive use of financial judgment and estimates. Application of alternative assumptions and definitions, such as a change in the composition of a reporting unit, could yield significantly different results.

## RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenues for the periods indicated:

| *Years Ended December 31,* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Net revenue | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 48.0% | 40.8% | 39.8% |
| Gross profit | 52.0% | 59.2% | 60.2% |
| Expenses: | | | |
| Selling and operating | 44.3% | 42.9% | 45.5% |
| Corporate, general and administrative | 9.0% | 8.4% | 8.0% |
| Total expenses | 53.3% | 51.3% | 53.5% |
| Income (loss) from operations | -1.3% | 7.9% | 6.7% |
| Other income (expense), net | 0.6% | -0.3% | 0.3% |
| Income (loss) before income taxes and minority interest | -0.7% | 7.6% | 7.0% |
| Income tax (benefit) expense | -0.5% | 2.7% | 2.5% |
| Minority interest in net (income) loss of consolidated subsidiary, net of tax | -0.7% | 0.0% | -0.4% |
| Net income (loss) | -0.9% | 4.9% | 4.1% |

## YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Revenues declined 8.4% to $102 million in 2003 from $111.4 million in 2002. The decrease is primarily attributable to a decline in sales to distributors of $11.8 million for 2003, which is more fully discussed under "Overview and Outlook." As a result, business segment revenues declined 15% to $51.5 million in 2003 from $60.6 million in 2002. The direct-to-consumer segment revenues remained flat at $50.5 million for 2003 compared to $50.8 million in 2002.

Gross profit, which consists of revenue less cost of sales (primarily merchandise acquisition costs and in-bound freight), decreased 19.5% to $53.1 million in 2003 from $65.9 million in 2002. As a percentage of revenue, gross profit was 52% in 2003 compared to 59.2% in 2002. This was primarily attributable to a shift in sales composition to our lower margin divisions, and from margin contraction in the business segment primarily due to a product shift to accessories.

Selling and operating expenses, which consist primarily of sales and marketing costs, commissions and fulfillment expenses, decreased 5.6% to $45.2 million in 2003 from $47.8 million in 2002. As a percentage of revenues, selling and operating expenses increased to 44.3% in 2003 from 42.9% in 2002 primarily due to the lower revenue base, coupled with the cost of doubling the business segment sales force, which is expected to add incremental value in 2004. Gaiam also completed its requisite warehouse management system conversion and the majority of its fulfillment consolidation from outside providers into its distribution facility in Ohio.

Corporate, general and administrative expenses decreased to $9.2 million for 2003 from $9.3 million in 2002, as a result of staffing reduction implemented in the first half of 2003. As a percentage of revenues, general and administrative expenses increased to 9% in 2003 from 8.4% in 2002 due to the lower sales base.

As a result of the factors described above, Gaiam posted an operating loss of $1.3 million for 2003, as compared to operating income of $8.8 million for 2002.

Gaiam recorded $546 thousand in other income during 2003, as compared to other expense of $261 thousand in 2002. In 2003, other income resulted primarily from a gain on the purchase of stock rights and interest income generated on available cash. Minority interest expense, net of income taxes, increased from $40 thousand in 2002 to $697 thousand in 2003 primarily due to positive operating results generated by Leisure Systems International, in which Gaiam purchased a 50.1% interest in January 2003.

Gaiam recorded an income tax benefit of $461 thousand on a pretax loss of $736 thousand for 2003, as compared to income tax expense of $3.0 million on pretax income of $8.5 million in 2002.

2003 was a year in which Gaiam focused on consolidating and improving its operations, refocused and restructured its sales efforts in its business segment, and positioned its media and product offerings for expansion into new markets. As a result of the above factors, Gaiam recorded a net loss of $972 thousand in 2003. Despite this loss, Gaiam's cash generated by operations grew to $3.7 million in 2003, from $1 million in 2002, when Gaiam recorded net income of $5.4 million.

## YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues increased 13% to $111.4 million in 2002 from $98.7 million in 2001. Increased sales to national retail chains and proprietary products contributed toward Gaiam's internal growth rate of 18% for the year. The closure of some catalog operations and the multi-store retail operation we acquired in connection with the Real Goods transaction lowered our year-over-year sales growth comparison even after factoring in acquisition contribution. During fiscal 2002 we reduced catalog circulation 14% as planned. Business segment revenues increased to $60.6 million or 54% of sales in 2002, up from $47.5 million or 48% in 2001.

During 2002 Gaiam converted some distribution arrangements to licensing agreements and expanded licensing of its visual media assets for broadcast and pay per view in order to increase brand exposure and generate revenues. In fiscal 2002, Gaiam recognized approximately $6 million in licensing revenues from Universal Studios, Koch, Conscious Media and Discovery Channel. Our Canadian distributor Koch was converted to a media licensee. Had we not converted Koch to a licensee, we would have recognized approximately $3 million in additional revenues in fiscal 2002. Costs to convert our visual media library for broadcast and licensing, including international conversion and formatting, and the cost to repurchase rights from Universal for Europe and Asia, were expensed.

Gross profit increased 10.9% to $65.9 million in 2002 from $59.5 million during 2001. As a percentage of revenue, gross profit was 59.2% in 2002 compared to 60.2% in 2001. The decline in gross profit percentage was primarily attributable to product mix diversification in our business segment and as a result of the business segment representing a greater percentage of total sales. This segment carries lower gross margin but the operating contribution is higher. Gaiam continues to pursue growth of its proprietary product offerings, on which Gaiam has better margins.

Selling and operating expenses increased 6.5%, which is less than the revenue increase of 13%, to $47.8 million in 2002 from $44.9 million in 2001. As a percentage of revenues, selling and operating expenses decreased to 42.9% in 2002 from 45.5% in 2001 primarily due to leverage associated with the increased percentage of sales from our business segment.

Corporate, general and administrative expenses increased to $9.3 million for 2002 from $7.9 million in 2001 mainly due to expansion to support Gaiam's growth. As a percentage of revenues, general and administrative expenses increased to 8.4% in 2002 from 8.0% in 2001.

Operating income, as a result of the factors described above, increased 32% to $8.8 million or 7.9% of sales up from $6.6 million or 6.7% of sales in 2001.

Gaiam recorded $261 thousand in other expense during 2002, compared to other income of $346 thousand in 2001. This was partly attributable to the loss of $182 thousand associated with the sales commission and other expenses paid on the sale of the Gaiam Yoga Center in 2002. Minority interest share of net income was $40 thousand in 2002 and $404 thousand in 2001. Minority interest changed year-over-year primarily due to Gaiam's purchase of the remaining minority interests in Gaiam.com, Gaiam's organic clothing business and two renewable energy businesses.

Gaiam's income tax provision increased to $3.0 million in 2002, from $2.5 million in 2001 due to increased profits.

Net income, as a result of the factors described above, increased 34% to $5.4 million in 2002 from $4.1 million during 2001.

## QUARTERLY AND SEASONAL FLUCTUATIONS

The following table sets forth our unaudited quarterly results of operations for each of the quarters in 2003 and 2002. In management's opinion, this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations for any quarter are not necessarily indicative of future results of operations.

| **Fiscal 2003**<br>*(in thousands, except for per share data)* | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
|---|---|---|---|---|
| Net revenue | $22,971 | $20,352 | $23,534 | $35,143 |
| Gross profit | 12,324 | 10,815 | 12,270 | 17,663 |
| Operating income (loss) | (400) | (989) | 16 | 91 |
| Net income (loss) | (353) | (759) | (201) | 341 |
| Diluted net income (loss) per share | $(0.02) | $(0.06) | $(0.01) | $0.02 |
| Weighted average shares outstanding–diluted | 14,579 | 14,594 | 14,601 | 14,695 |

| **Fiscal 2002**<br>*(in thousands, except for per share data)* | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
|---|---|---|---|---|
| Net revenue | $24,284 | $24,067 | $25,794 | $37,261 |
| Gross profit | 14,269 | 14,182 | 15,030 | 22,450 |
| Operating income | 1,175 | 1,677 | 2,246 | 3,653 |
| Net income | 736 | 1,003 | 1,395 | 2,314 |
| Diluted net income (loss) per share | $0.05 | $0.07 | $0.10 | $0.16 |
| Weighted average shares outstanding–diluted | 14,532 | 14,468 | 14,376 | 14,622 |

*Note: The aggregate of certain of the above amounts differs from that reported for the full fiscal year due to the effects of rounding.*

Quarterly fluctuations in Gaiam's revenues and operating results are due to a number of factors, including the timing of new product introductions and mailings to customers, advertising, acquisitions (including costs of acquisitions and expenses related to integration of acquisitions), competition, pricing of products by vendors and expenditures on our systems and infrastructure. The impact on revenue and operating results, due to the timing and extent of these factors, can be significant. Our sales are also affected by seasonal influences. On an aggregate basis, Gaiam generates its strongest revenues and net income in the fourth quarter due to increased holiday spending.

## LIQUIDITY AND CAPITAL RESOURCES

Gaiam's capital needs arise from working capital required to fund our operations, capital expenditures related to replacements, expansions and improvements to Gaiam's infrastructure, development of e-commerce, acquisitions of new businesses, and anticipated future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of Gaiam's product offerings, the ability to expand Gaiam's customer base, the cost of ongoing upgrades to Gaiam's product offerings, the level of expenditures for sales and marketing, the level of investment in distribution and other factors. The timing and amount of these capital requirements cannot accurately be predicted. Additionally, Gaiam will continue to evaluate possible investments in businesses, products and technologies, and currently plans to expand sales and marketing programs and conduct more aggressive brand promotions.

In 2002 Gaiam executed a new credit agreement with Wells Fargo that expires during 2005 and permits borrowings of up to $15 million based upon the collateral value of Gaiam's accounts receivable, inventory and certain property and equipment. Borrowings under the credit agreement bear interest at the lower of prime rate less 50 basis points or LIBOR plus 275 basis points. Borrowings are secured by a pledge of Gaiam's assets, and the agreement contains various financial covenants, including covenants prohibiting the payment of cash dividends to Gaiam shareholders and requiring maintenance of certain financial ratios. At December 31, 2003, Gaiam had no amounts outstanding under this agreement, and was in compliance with all of the financial covenants.

Gaiam's operating activities generated net cash of $3.7 million and $1.0 million in 2003 and 2002, respectively. Gaiam's net cash generated from operating activities for 2003 is primarily attributable to a decrease in accounts receivable of $5.9 million and non-cash charges for depreciation and amortization of $3.1 million, which were offset by the net loss of $972 thousand and the decreases in income taxes payable of $1.6 million and accrued liabilities of $1.8 million. Gaiam's net cash generated from operating activities for 2002 arose from net income of $5.4 million, a decrease in inventory of $679 thousand, and an increase in accounts payable of $2.2 million, which was offset primarily by an increase in accounts receivable of $5.6 million (associated with the growth in the business segment and increased sales to major national retailers) and an increase in capitalized production costs of $1.4 million.

Gaiam's investing and acquisition activities used net cash of $6.7 million and $11.4 million during 2003 and 2002, respectively. In January 2003, Gaiam acquired a 50.1% interest in Leisure Systems International, a distributor of wellness products based in the U.K. Total consideration for the acquisition was approximately $4.3 million in cash and 50,000 shares of Gaiam Class A common stock. In 2002, Gaiam acquired a majority interest in a catalog company for $600,000. Gaiam also acquired the 49.9% interest in its Internet subsidiary Gaiam.com that it did not own previously and redeemed $6,000,000 of Gaiam.com's redeemable preferred stock for $2,000,000 in cash and 500,000 shares of Gaiam Class A common stock. Strategically, Gaiam exited the retreat and conference service business in 2002 by selling the Gaiam Yoga Center for $2.7 million. Gaiam invested $7.8 million to acquire a minority interest in Conscious Media, Inc. (a multimedia company) as part of efforts to build brand equity through broadcast media. A requirement of the Conscious Media investment stipulates that Conscious Media will broadcast content licensed from Gaiam under the Gaiam brand.

Gaiam's financing activities used net cash of $218 thousand and $400 thousand in 2003 and 2002, respectively, primarily for payments under capitalized leases or repayment of other debt, which was partially offset by funds generated by the exercise of stock options.

We believe our available cash, cash expected to be generated from operations, and borrowing capabilities of $15 million (unused line of credit) should be sufficient to fund our operations on both a short-term and long-term basis. However, our projected cash needs may change as a result of acquisitions, unforeseen operational difficulties or other factors.

In the normal course of our business, we investigate, evaluate and discuss acquisition, joint venture, minority investment, strategic relationship and other business combination opportunities in the LOHAS (Lifestyles of Health and Sustainability) market. For any future investment, acquisition or joint venture opportunities, we may consider using then-available liquidity, issuing equity securities or incurring additional indebtedness.

### CONTRACTUAL OBLIGATIONS

Gaiam has commitments pursuant to lease and debt agreements, but does not have any commitments pursuant to long-term debt obligations or purchase obligations. The following table shows our commitments to make future payments under operating and capital leases:

| | Total | < 1 year | 1–3 years | 3–5 years | > 5 years |
|---|---|---|---|---|---|
| Operating lease obligations | $3,271,210 | $1,823,914 | $1,447,296 | — | — |
| Capital lease obligations | 54,528 | 54,528 | — | — | — |
| Total contractual cash obligations | $3,325,738 | $1,878,442 | $1,447,296 | — | — |

### OFF-BALANCE SHEET ARRANGEMENTS

Gaiam does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities ("SPEs") or variable interest entities ("VIEs"), which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 31, 2003, Gaiam is not involved in any unconsolidated SPEs or VIEs.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include changes in U.S. interest rates and foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Any borrowings we might make under our bank credit facility would bear interest at the lower of prime rate less 50 basis points or LIBOR plus 275 basis points. Gaiam does not have any amounts outstanding under its credit line, so any unfavorable change in interest rates would not have a material impact on Gaiam's results from operations or cash flows unless Gaiam made borrowings in the future.

Gaiam purchases a significant amount of inventory from vendors outside of the U.S. in transactions that are primarily U.S. dollar transactions. A small percentage of our international purchases are denominated in currencies other than the U.S. dollar. Any currency risks related to these transactions are immaterial to Gaiam. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased purchasing costs. In order to mitigate this exposure, Gaiam makes virtually all of its purchase commitments in U.S. dollars.

In 2003, Gaiam purchased a 50.1% interest in Leisure Systems International Limited, a U.K. based distributor. Because Leisure Systems' revenues are primarily denominated in foreign currencies, this investment exposes Gaiam to accounting risk associated with foreign currency exchange rate fluctuations. However, we have determined that there was no material market risk exposure to our consolidated financial position, results of operations or cash flows as of December 31, 2003.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors

Gaiam, Inc.

We have audited the accompanying consolidated balance sheets of Gaiam, Inc. (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule II. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaiam, Inc. at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Denver, Colorado
February 19, 2004

## GAIAM, INC. CONSOLIDATED BALANCE SHEETS

| *December 31,* | **2003** | **2002** |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $8,383,934 | $11,422,435 |
| Accounts receivable, net of allowance for doubtful accounts of $801,182 in 2003 and $854,131 in 2002 | 17,818,513 | 20,950,394 |
| Income tax and other receivables | 2,090,785 | 1,949,832 |
| Inventory, less allowances | 16,629,078 | 14,768,045 |
| Deferred advertising costs | 1,648,560 | 2,417,211 |
| Other current assets | 1,280,461 | 1,194,484 |
| Total current assets | 47,851,331 | 52,702,401 |
| Property and equipment, net | 10,313,835 | 9,543,231 |
| Investments | 7,865,192 | 7,865,192 |
| Capitalized production costs, net | 6,094,295 | 4,983,824 |
| Media library, net | 6,083,556 | 5,262,586 |
| Goodwill and other intangibles | 9,508,837 | 6,326,894 |
| Deferred tax assets | 3,487,820 | 3,714,845 |
| Other assets | 655,363 | 768,043 |
| Total assets | $91,860,229 | $91,167,016 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $12,459,035 | $11,998,087 |
| Accrued liabilities | 4,904,465 | 5,204,438 |
| Capital lease obligations, current | 54,528 | 269,290 |
| Income taxes payable | 902,420 | 1,286,558 |
| Total current liabilities | 18,320,448 | 18,758,373 |
| Capital lease obligations, long-term | — | 54,529 |
| Deferred tax liabilities | 735,103 | 848,653 |
| Other liabilities | — | 1,962,000 |
| Total liabilities | 19,055,551 | 21,623,555 |
| Minority interest | 3,319,872 | 172,481 |
| Commitments and contingencies: | | |
| Stockholders' equity: | | |
| Class A common stock, $.0001 par value, 150,000,000 shares authorized, 9,203,056 and 9,134,098 shares issued and outstanding at December 31, 2003 and 2002, respectively | 920 | 913 |
| Class B common stock, $.0001 par value, 50,000,000 shares authorized, 5,400,000 shares issued and outstanding at December 31, 2003 and 2002, respectively | 540 | 540 |
| Additional paid-in capital | 53,831,750 | 53,343,046 |
| Deferred compensation | (71,865) | (143,865) |
| Accumulated other comprehensive income | 524,870 | — |
| Retained earnings | 15,198,591 | 16,170,346 |
| Total stockholders' equity | 69,484,806 | 69,370,980 |
| Total liabilities and stockholders' equity | $91,860,229 | $91,167,016 |

*See accompanying notes to the consolidated financial statements.*

## GAIAM, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

| *Years ended December 31,* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Net revenue | $102,000,103 | $111,406,313 | $98,737,148 |
| Cost of goods sold | 48,926,933 | 45,475,702 | 39,275,985 |
| Gross profit | 53,073,170 | 65,930,611 | 59,461,163 |
| Expenses: | | | |
| Selling and operating | 45,183,955 | 47,845,850 | 44,933,062 |
| Corporate, general and administration | 9,171,414 | 9,333,937 | 7,916,629 |
| Total expenses | 54,355,369 | 57,179,787 | 52,849,691 |
| Income (loss) from operations | (1,282,199) | 8,750,824 | 6,611,472 |
| Other income (expense) | 471,768 | (445,056) | 407,092 |
| Interest income (expense) | 73,965 | 184,436 | (60,854) |
| Other income (expense) | 545,733 | (260,620) | 346,238 |
| Income (loss) before income taxes and minority interest | (736,466) | 8,490,204 | 6,957,710 |
| Income tax (benefit) expense | (461,356) | 3,001,773 | 2,497,817 |
| Minority interest in net (income) loss of consolidated subsidiary, net income of taxes | (696,645) | (40,443) | (404,305) |
| Net income (loss) | $(971,755) | $5,447,988 | $4,055,588 |
| Net income (loss) per share: | | | |
| Basic | $(0.07) | $0.39 | $0.33 |
| Diluted | $(0.07) | $0.38 | $0.32 |
| Shares used in computing net income (loss) per share: | | | |
| Basic | 14,594,089 | 14,107,390 | 12,395,907 |
| Diluted | 14,594,089 | 14,488,783 | 12,808,631 |

*See accompanying notes to the consolidated financial statements.*

## GAIAM, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in | Deferred | Accumulated Other Comp. | Retained | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Compensation | Income | Earnings | Total |
| Balance at December 31, 2000 | 5,473,184 | $547 | 5,400,000 | $540 | $11,865,734 | $(422,826) | — | $6,666,770 | $18,110,765 |
| Return of capital to shareholder through purchase of SelfCare, Inc. and Earthlings, Inc. | — | — | — | — | (3,073,061) | — | — | — | (3,073,061) |
| Issuance of common stock in conjunction with acquisitions and compensation | 578,622 | 58 | — | — | 7,892,474 | 70,500 | — | — | 7,963,032 |
| Shares issued in connection with secondary offering, including the underwriter's overallotment | 2,530,000 | 253 | — | — | 31,576,055 | — | — | — | 31,576,308 |
| Net income | — | — | — | — | — | — | — | 4,055,588 | 4,055,588 |
| Balance at December 31, 2001 | 8,581,806 | 858 | 5,400,000 | 540 | 48,261,202 | (352,326) | — | 10,722,358 | 58,632,632 |
| Issuance of common stock in conjunction with acquisitions and compensation | 552,292 | 55 | — | — | 5,081,844 | 208,461 | — | — | 5,290,360 |
| Net income | — | — | — | — | — | — | — | 5,447,988 | 5,447,988 |
| Balance at December 31, 2002 | 9,134,098 | 913 | 5,400,000 | 540 | 53,343,046 | (143,865) | — | 16,170,346 | 69,370,980 |
| Issuance of common stock in conjunction with acquisitions and compensation | 68,958 | 7 | — | — | 488,704 | 71,999 | — | — | 560,710 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | — | — | — | — | — | — | — | (971,755) | (971,755) |
| Foreign currency translation adjustment, net of income taxes of $144,314 | — | — | — | — | — | — | 524,870 | — | 524,870 |
| Comprehensive loss | — | — | — | — | — | — | — | — | (446,885) |
| Balance at December 31, 2003 | 9,203,056 | $920 | 5,400,000 | $540 | $53,831,750 | $(71,866) | $524,870 | $15,198,591 | $ 69,484,805 |

*See accompanying notes to the consolidated financial statements.*

## GAIAM, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

| *Years ended December 31,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income (loss) | $(971,755) | $5,447,988 | $4,055,588 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation | 2,594,262 | 1,966,127 | 2,225,312 |
| Amortization | 486,507 | 345,191 | 638,617 |
| Website impairment charge | — | — | 1,350,000 |
| Stock compensation | 72,000 | 324,670 | 390,912 |
| Minority interest in consolidated subsidiaries | 984,818 | 40,443 | 404,305 |
| Non-cash gain on Gaiam.com stock redemption | (866,000) | (189,334) | — |
| Deferred tax expense | 94,633 | 162,088 | 32,160 |
| Changes in operating assets & liabilities, net of effects from acquisitions: | | | |
| Accounts receivable | 5,919,176 | (5,366,885) | (8,179,622) |
| Inventory | (573,744) | 679,389 | (6,716,208) |
| Deferred advertising costs | 768,651 | (637,768) | (45,511) |
| Capitalized production costs | (1,110,471) | (1,432,346) | (894,812) |
| Other current assets | (251,674) | (704,638) | 664,226 |
| Other assets | 73,004 | (592,676) | (42,359) |
| Accounts payable | (57,883) | 2,215,574 | (2,302,266) |
| Accrued liabilities | (1,845,333) | (1,705,901) | 1,101,376 |
| Income taxes payable | (1,603,241) | 474,495 | 753,498 |
| Net cash provided by (used in) operating activities | 3,712,950 | 1,026,417 | (6,564,784) |
| **Investing activities** | | | |
| Purchase of property, equipment and media rights | (2,861,872) | (3,658,356) | (1,232,321) |
| Purchase of investments and stock rights | (115,000) | (7,865,192) | — |
| Proceeds from the sale of property and equipment | — | 2,748,292 | — |
| Proceeds from sale (purchase) of stock in subsidiary | — | (2,000,000) | — |
| Payments for acquisitions, net of cash acquired | (3,275,583) | (672,684) | (4,457,718) |
| Net cash used in investing activities | (6,702,455) | (11,447,940) | (5,690,039) |
| **Financing activities** | | | |
| Principal payments on capital leases | (347,571) | (213,407) | (144,358) |
| Proceeds from issuance of common stock | 129,715 | 178,041 | 31,576,308 |
| Net payments on borrowings | — | (364,323) | (5,512,148) |
| Net cash (used in) provided by financing activities | (217,856) | (399,689) | 25,919,802 |
| Effects of exchange rates on cash and cash equivalents | 168,860 | — | — |
| Net (decrease) increase in cash and cash equivalents | (3,038,501) | (10,821,212) | 13,664,979 |
| Cash and cash equivalents at beginning of year | 11,422,435 | 22,243,647 | 8,578,668 |
| Cash and cash equivalents at end of year | $8,383,934 | $11,422,435 | $22,243,647 |
| **Supplemental cash flow information** | | | |
| Interest paid | $46,031 | $44,614 | $388,996 |
| Income taxes paid | 1,033,400 | 3,088,500 | 1,630,000 |
| Common stock issued for acquisitions | 347,500 | 4,905,000 | 6,664,834 |
| Property and equipment acquired under capital lease | — | — | 201,197 |

*See accompanying notes to the consolidated financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Gaiam, Inc. ("Gaiam") was incorporated under the laws of the State of Colorado on July 7, 1988. Gaiam is a multi-channel lifestyle company providing a broad selection of information, products and services to clients who value natural health, personal development, ecological lifestyles and responsible media.

### Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Gaiam and its subsidiaries in which Gaiam's ownership is greater than 50% and the subsidiary is considered to be under Gaiam's control. All material intercompany accounts and transaction balances have been eliminated in consolidation.

### Cash and Cash Equivalents

Cash and cash equivalents include demand deposit accounts with financial institutions and all highly liquid investments, which mature within three months of date of purchase. Cash equivalents are carried at cost, which approximate fair value.

### Provision for Doubtful Accounts

Gaiam records a provision for doubtful accounts for all receivables not expected to be collected. Gaiam generally does not require collateral. Gaiam evaluates the collectibility of the accounts receivable based on a combination of factors. In circumstances when we are aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filings), Gaiam records a specific reserve for bad debts against amounts due. For all other instances, Gaiam recognizes reserves based on historical experience and review of individual accounts outstanding.

### Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost (first-in, first-out method) or market. Gaiam identifies its inventory items to write down for obsolescence based on the item's current sales status and condition. If the item is discontinued or slow moving, it is written down based on an estimate of the markdown to retail price needed to sell through its current stock level. The reserve for obsolescence was $818 thousand in 2003 and $772 thousand in 2002.

### Advertising Costs

Deferred advertising costs relate to the preparation, printing and distribution of catalogs. Such costs are deferred for financial reporting purposes until the catalogs are distributed, then amortized over succeeding periods on the basis of estimated sales. Seasonal catalogs are amortized within seven months, while the amortization period for annual catalogs does not exceed one year. Historical sales statistics are the principal factor used in estimating the amortization rate. Other advertising and promotional costs are expensed as incurred.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, Gaiam records sales discounts or other sales incentives as a reduction to revenues. Gaiam identifies and records as expense those cooperative advertising expenses paid by Gaiam, which are for advertisements meeting the separable benefit and fair value tests, as part of selling and operating expense.

Amounts recorded as advertising expense, including those related to Gaiam's catalogs, were $13.1 million, $13.4 million and $11.2 million for the periods ended December 31, 2003, 2002 and 2001, respectively, and are included in selling and operating expense in the consolidated statement of operations.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Included in property and equipment is the cost of internal-use software, including software used in connection with Gaiam's websites. Gaiam expenses all costs related to the development of internal-use software other than those incurred during the application development stage in accordance with Statement of Position No. ("SOP") 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally five years). Depreciation of property and equipment is computed on the straight-line method over estimated useful lives (generally five to ten years). Property and equipment purchased under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

### Investments

In 2002, Gaiam invested $7.8 million for a 15% interest in Conscious Media, Inc., a multimedia company. Gaiam does not have significant influence over the management of Conscious Media, Inc. and accordingly has accounted for the investment on a cost basis in all reported periods. Under the cost method of accounting, investments in private companies are carried at cost. Gaiam evaluates its long-lived assets, including investments, on at least an annual basis to test for impairment or valuation issues, and concluded that, as of December 31, 2003 and 2002, no indicators of impairment were present.

### Capitalized Production Costs

In accordance with SOP No. 00-2, "Accounting by Producers or Distributors of Films," capitalized production costs consists of costs incurred to produce media content, net of accumulated amortization. These costs, as well as participations costs, are recognized as operating expenses on an individual film basis in the ratio that the current year's gross revenues bear to management's estimate of total ultimate gross revenues from all sources to be earned over a seven year period. Capitalized production costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Revenue forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a film has a fair value that is less than its unamortized cost, an impairment loss is recognized in the current period for the amount by which the unamortized cost exceeds the film's fair value. For all periods presented, there have been no impairment losses recorded.

As of December 31, 2003, capitalized production costs for released films were approximately $2.4 million; and for those films not yet released, approximately $395 thousand. Additionally, as of December 31, 2003, Gaiam estimates that approximately $2.1 million in participation expenses and approximately $1.2 million or 21% of the unamortized costs for released films will be amortized during 2004, and approximately 64% of the unamortized costs for released films will be amortized within the next three years. Accumulated amortization at December 31, 2003 and 2002 was approximately $4.4 million and $3.3 million, respectively. Amortization expense for the years ending December 31, 2003, 2002 and 2001 was $1.2 million, $1.2 million, and $533 thousand, respectively. Based on the capitalized video production costs at December 31, 2003 and assuming no subsequent impairment of the underlying assets or a material increase in video productions, the annual amortization expense for the next five years is expected to approximate amounts recorded in historical periods.

### Media Library

The media library asset represents both the cost of the library of produced videos acquired through a business combination, and the purchase price of media rights to both video and audio titles. The media library is presented net of accumulated amortization of approximately $1.9 million and $1.4 million at December 31, 2003 and 2002, and it is being amortized over the estimated useful life of the titles, which range from five to fifteen years. Amortization expense for the years ending December 31, 2003, 2002 and 2001 was $492 thousand, $345 thousand, and $244 thousand, respectively. Based upon the acquired and capitalized media library costs at December 31 2003 and assuming no subsequent impairment of the underlying assets or material additions thereto, the annual amortization expense for the next five years is expected to approximate $686 thousand per annum.

## Goodwill

Gaiam adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

The new standard requires that goodwill no longer be amortized, but tested for impairment at least annually. These tests will be performed more frequently if there is a triggering event indicating potential impairment. Prior to adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over lives ranging from 10 to 20 years. In 2001, goodwill amortization was approximately $401 thousand, or $0.02 per share.

SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, the fair value of the reporting unit is determined using a comparable companies market multiple approach. If the net book value of the reporting unit exceeds the fair value, then the second part of the impairment test would be completed. This involves an allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The fair value of the goodwill is then compared to its carrying amount to determine impairment. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount.

Gaiam has allocated all of its goodwill balance of $9.5 million at December 31, 2003 to its two reporting units, business and direct-to-consumer in the amounts of $4 million and $5.5 million, respectively. At December 31, 2002, Gaiam allocated goodwill in the amounts of $862 thousand and $5.5 million, respectively, to its business and direct-to-consumer reporting units. Goodwill is allocated to reporting units at the time of acquisition.

Gaiam completed its annual goodwill tests, using comparable company market multiples to establish the fair value of the reporting units, and found no goodwill impairment in either of its reporting units for 2003 and 2002.

## Long-Lived Assets

Gaiam evaluates impairment of its long-lived assets, other than goodwill, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which was adopted by Gaiam as of January 1, 2002. Adoption of SFAS 144 had no effect on Gaiam's financial position or its results of operations. The carrying value of long-lived assets held and used, other than goodwill, is evaluated when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the projected cash flows from the asset discounted at a rate commensurate with the risk involved. Losses on long-lived assets held for sale, other than goodwill, are determined in a similar manner, except that fair market values are reduced for disposal costs.

At December 31, 2001, it was determined that the Interworld platform of the Gaiam.com website was impaired. As a result, an impairment charge of $1.35 million was recorded in the direct-to-consumer segment.

## Income Taxes

Gaiam provides for income taxes pursuant to the liability method as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using currently enacted income tax rates and regulations.

## Revenues

Revenue from the sale of products is recognized at the time merchandise is shipped to the customer. Revenue for services provided, such as design consultation for solar installations, is recognized when services are rendered. Licensing revenue is recognized upon delivery of the media licensed. Amounts billed to customers for postage and handling charges, which approximate $4.1 million for 2003, $4.5 million for 2002, and $4.7 million for 2001 are recognized as revenue at the time that the revenues arising from the product being shipped are recognized. Postage and handling costs, which approximate $3.6 million for 2003, $5.8 million for 2002, and $5.2 million for 2001, are included in selling and operating expense along with other fulfillment costs incurred to warehouse, package and deliver products to customers. Gaiam provides a reserve for expected future returns at the time the sale is recorded based upon historical experience and future expectations.

### Fair Value of Financial Instruments

*The carrying amounts of Gaiam's financial instruments, including cash, cash equivalents and trade receivables and payables,* approximate their fair values.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes including the valuation of stated accounts receivable and inventory balances. Actual results could differ from those estimates.

### Stock-Based Compensation

Gaiam accounts for its stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations, including FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, rather than the alternative fair value accounting allowed by SFAS No. 123, *Accounting for Stock Based Compensation*. Accordingly, no compensation expense is recognized in Gaiam's consolidated financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of Gaiam's common stock on the date options were granted and the exercise price. For purposes of this pro-forma disclosure, the estimated fair value of options is assumed to be amortized to expense over the options' vesting periods.

Compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest (in thousand, except per share data).

| *For the years ended December 31,* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Net income (loss) as reported | $(971,755) | $5,447,988 | $4,055,588 |
| Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects | 72,000 | 208,461 | 70,500 |
| Deduct: Total stock-based compensation expenses determined under fair value based method for all awards net of related tax effects | (160,721) | (926,942) | (577,644) |
| Pro Forma | $(1,060,476) | $4,729,507 | $3,548,444 |
| Net income (loss) per common share | | | |
| As reported | $(0.07) | $0.39 | $0.33 |
| Pro forma | $(0.07) | $0.34 | $0.29 |
| Fully diluted net income (loss) per commom share: | | | |
| As reported | $(0.07) | $0.38 | $0.32 |
| Pro forma | $(0.07) | $0.33 | $0.30 |

### Defined Contribution Plan

In 1999, Gaiam adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by Gaiam on behalf of all participants in the 401(k) plan. To date, Gaiam has not made any matching contributions to the 401(k) plan.

### Foreign Currency Translation

Our foreign subsidiaries use their local currency as their functional currency. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments, net of income taxes, are recorded as a separate component of accumulated other comprehensive income.

### Comprehensive Loss

SFAS No. 130, *Reporting on Comprehensive Income* ("FASB No. 130") establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. These include foreign currency translation adjustments, net of income taxes.

### Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentations.

### Earnings (Loss) Per Share

Basic earnings (loss) per share excludes any dilutive effects of options, warrants and dilutive securities. Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation of diluted earnings per share for the year ended December 31, 2003 because their effect is antidilutive. All earnings per share amounts for all periods have been presented and conform to the SFAS No. 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Numerator for basic and diluted earnings (loss) per share | $(971,755) | $5,447,988 | $4,055,588 |
| Denominator: | | | |
| Weighted average shares for basic earnings (loss) per share | 14,594,089 | 14,107,390 | 12,395,907 |
| Effect of dilutive securities: | | | |
| Weighted average of common stock, stock options, and warrants | — | 381,393 | 412,724 |
| Denominators for diluted earnings (loss) per share | 14,594,089 | 14,488,783 | 12,808,631 |
| Net income (loss) per share—basic | $(0.07) | $0.39 | $0.33 |
| Net income (loss) per share—diluted | $(0.07) | $0.38 | $0.32 |

## 2. MERGERS AND ACQUISITIONS

On January 5, 2001, Gaiam acquired all of the stock of Earthlings, Inc. and Self Care, Inc., companies under common ownership with the Chief Executive Officer of Gaiam, at his company's net investment cost plus transaction expenses. As these companies were under common control, the purchase was accounted for using historical costs, similar to a pooling transaction. The total combined purchase price for both companies was approximately $3.8 million.

On January 29, 2001, Gaiam completed its merger with Real Goods Trading Corporation. In the tax-free stock-for-stock transaction, Real Goods shareholders received one share of Gaiam Class A common stock in exchange for ten shares of Real Goods stock owned. The merger was accounted for using the purchase method of accounting, and $3.8 million of goodwill was recorded.

On April 1, 2001, Gaiam purchased the remaining 30% equity interest in an organic clothing manufacturer, and on September 30, 2001 Gaiam purchased the remaining 49.9% interest in its two renewable energy businesses that it did not own previously. Total consideration paid by Gaiam for these acquisitions was approximately $350 thousand in cash and 50,000 shares of Class A common stock, and as a result of the acquisitions, $1.1 million of goodwill was recorded.

In the third quarter of 2002, Gaiam acquired a majority interest in a catalog company for $600 thousand. This acquisition was accounted for using the purchase method of accounting, and, since this company had negative net worth (liabilities exceeded assets), Gaiam recorded $2.9 million of goodwill.

Results from operations of these acquired companies are included in the consolidated financial statements of Gaiam from the effective acquisition dates. The operating results for the 2002 and 2001 acquisitions were not significant to the overall consolidated Gaiam operations.

On January 20, 2003, Gaiam acquired a 50.1% interest in Leisure Systems International ("LSI") Ltd., a U.K. based distributor and marketer of lifestyle products. The total purchase price consists of the following (in thousands):

| | |
|---|---|
| Cash | $4,301 |
| Gaiam Class A common stock – 50,000 shares | 348 |
| Acquisition, legal and accounting costs | 393 |
| Total purchase price | $5,042 |

At the acquisition date, LSI met the accounting criteria to be considered a business combination as outlined in SFAS No. 141, *Business Combinations*. Accordingly, Gaiam recorded the excess purchase price over the already allocated fair value of net assets acquired and intangible assets as goodwill. The fair value assigned to intangible assets acquired was determined through established valuation techniques.

The following is a summary of the purchase price allocation (in thousands):

| | |
|---|---|
| Tangible assets less liabilities | $2,122 |
| Intangible assets | 50 |
| Goodwill | 2,870 |
| Total purchase price | $5,042 |

The results of operations of Leisure Systems International are included in the consolidated financial statements of Gaiam from the effective acquisition date of January 1, 2003. The revenue generated by this acquisition for the twelve months ended December 31, 2003 was approximately $14.4 million.

## 3. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consists of the following:

| | 2003 | 2002 |
|---|---|---|
| Land | $3,100,000 | $3,100,000 |
| Buildings | 1,719,529 | 1,545,161 |
| Furniture, fixtures and equipment | 3,890,281 | 2,358,888 |
| Leasehold improvements | 1,563,826 | 855,373 |
| Website development costs | 3,761,262 | 3,761,262 |
| Computer and telephone equipment | 5,320,579 | 4,093,594 |
| Vehicles | 711,074 | 71,463 |
| Warehouse equipment | 710,155 | 590,861 |
| | 20,776,706 | 16,376,602 |
| Accumulated depreciation and amortization | (10,462,871) | (6,833,371) |
| | $10,313,835 | $9,543,231 |

In 2001, Gaiam.com recorded an impairment charge of $1.35 million against the Interworld platform of its website, which is recorded in selling and operating expenses.

In the second quarter of 2002, Gaiam sold the Gaiam Yoga Center, with a net book value of $2.9 million, for net proceeds of $2.7 million.

## 4. LEASES

At December 31, 2003 and 2002, Gaiam's property held under capital leases consisted of the following, which is included in property and equipment:

| *December 31,* | 2003 | 2002 |
|---|---|---|
| Warehouse equipment | — | $40,229 |
| Computer and telephone equipment | 349,050 | 810,187 |
| | 349,050 | 850,416 |
| Accumulated amortization | (191,350) | (490,293) |
| | $157,700 | $360,123 |

Amortization expense for property held under capital leases was $137 thousand in 2003, $138 thousand in 2002 and $118 thousand in 2001.

Gaiam leases equipment and office, retail, and warehouse space through capital and operating leases. Gaiam has renewal clauses in some of these leases, which range from 1 to 3 years. The following schedule represents the annual future minimum payments, as of December 31, 2003:

| | Capital | Operating |
|---|---|---|
| 2004 | $56,435 | $1,823,914 |
| 2005 | — | 1,237,718 |
| 2006 | — | 209,578 |
| Total minimum lease payments | 56,435 | $3,271,210 |
| Less portion related to interest | (1,907) | |
| Present value of future minimum lease payments | 54,528 | |
| Less current portion | (54,528) | |
| | $ — | |

Gaiam incurred rent expense of $1.8 million, $1.9 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

## 5. LINE OF CREDIT

Gaiam is party to a revolving line of credit agreement with a financial institution, which expires during 2005. The credit agreement permits borrowings up to the lesser of $15 million or Gaiam's borrowing base which is calculated based upon the collateral value of Gaiam's accounts receivable, inventory, and certain property and equipment. Borrowings under this agreement bear interest at the lower of prime rate less 50 basis points or LIBOR plus 275 basis points. Borrowings are secured by a pledge of Gaiam's cash and investments held at the financial institution, accounts receivable, inventory and certain property and equipment. The credit agreement contains various financial covenants, including covenants prohibiting the payment of cash dividends to Gaiam's shareholders and requiring the maintenance of certain financial ratios. At December 31, 2003, Gaiam had no amounts outstanding under this agreement, and was in compliance with all the financial covenants.

## 6. INCOME TAXES

The provision for income taxes was composed of the following:

| *Years ended December 31,* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Current: | | | |
| Federal | $(686,202) | $2,452,369 | $2,104,877 |
| State | (121,711) | 387,316 | 360,780 |
| International | 511,339 | — | — |
| | (296,574) | 2,839,685 | 2,465,657 |
| Deferred: | | | |
| Federal | (141,505) | 153,132 | 27,441 |
| State | (23,277) | 8,956 | 4,719 |
| | (164,782) | 162,088 | 32,160 |
| Total | $(461,356) | $3,001,773 | $2,497,817 |

Variations from the federal statutory rate are as follows:

| *Years ended December 31,* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Expected federal income tax expense at statutory rate of 34% | $(262,230) | $2,886,669 | $2,365,621 |
| Effect of other permanent differences | 44,116 | 32,967 | 28,362 |
| State income tax expense, net of federal benefit and utilization of net operating loss | (91,456) | 82,137 | 103,834 |
| Effect of differences between U.S. taxation and foreign taxation | (153,125) | — | — |
| Other | 1,339 | — | — |
| Income tax expense | $(461,356) | $3,001,773 | $2,497,817 |

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax liability as of December 31, 2003 and 2002 are as follows:

| *December 31,* | **2003** | **2002** |
|---|---|---|
| Deferred tax assets: | | |
| Provision for doubtful accounts | $260,642 | $321,204 |
| Capitalized inventory | 4,303 | 67,277 |
| Website costs | 1,130,100 | 1,130,100 |
| Net operating loss carryforward | 2,092,775 | 2,196,264 |
| Total deferred tax assets | $3,487,820 | $3,714,845 |
| Deferred tax liabilities: | | |
| Amortization | 762 | 507 |
| Deferred advertising costs | (291,667) | (743,864) |
| Depreciation | (299,884) | (105,296) |
| Foreign exchange rate gain | (144,314) | — |
| Total deferred tax liabilities | $(735,103) | $(848,653) |

At December 31, 2003, no provision had been made for U.S. federal and state income taxes on approximately $845 thousand of undistributed foreign earnings, which are expected to be reinvested outside of the U.S. indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, Gaiam would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Gaiam's foreign subsidiaries generated income before minority interest and income taxes of approximately $2.0 million in 2003. Such income was negligible in 2002.

At December 31, 2003 Gaiam had net operating loss (NOL) carryforwards of approximately $5.6 million acquired as part of the Real Goods acquisition, which may be used to offset future taxable income. These carryforwards expire beginning in 2019. The Internal Revenue Service Code contains provisions that limit the NOL available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the utilization of NOL carryforwards from tax periods prior to the ownership changes. Gaiam's NOL carryforwards as of December 31, 2003 are subject to annual limitations due to changes in ownership.

Gaiam expects the deferred tax assets at December 31, 2003 to be fully recoverable and the deferred tax liabilities at December 31, 2003 to be fully satisfied through the reversal of taxable temporary differences in future years as a result of normal business activities. Accordingly, no valuation allowances for deferred tax items were considered necessary as of December 31, 2003 or 2002.

## 7. STOCKHOLDERS' EQUITY

In 2001, Gaiam issued approximately 481,000 shares of Class A common stock as a result of Gaiam's merger with Real Goods, 50,000 shares of Class A common stock in conjunction with the acquisition of the 49.9% interest in its renewable energy businesses, 42,153 shares of Class A common stock upon exercise of options granted under the 1999 Long-Term Incentive Plan and 5,045 shares of common stock to four directors, in lieu of cash compensation.

On August 3, 2001, Gaiam completed a secondary offering of 2,200,000 shares of Class A common stock, plus an overallotment of 330,000 shares, at an offering price of $13.75 per share. Net proceeds to Gaiam, after deducting commissions and expenses associated with the offering, were $31.6 million.

In 2002, Gaiam issued 24,000 shares of Class A common stock upon exercise of warrants, 28,292 shares of Class A common stock upon exercise of options granted under the 1999 Long-Term Incentive Plan, and 500,000 shares of Class A common stock in conjunction with the purchase of the remaining 49.9% equity interest in Gaiam.com. Gaiam also recorded a contingent liability, in other liabilities for 2002 and accrued liabilities in 2003, for the issuance of up to an additional 200,000 shares of Class A common stock in connection with the Gaiam.com transaction, which would be triggered based on the trading price of Gaiam's Class A common stock at November 1, 2004. In 2003, Gaiam repurchased the rights to 100,000 of these shares.

In 2003, Gaiam issued 50,000 shares of Class A common stock in conjunction with the acquisition of 50.1% of Leisure Systems International Ltd. and 3,750 shares of Class A common stock to four directors in lieu of cash compensation. In addition, Gaiam issued 15,208 shares of Class A common stock upon exercise of options granted under the 1999 Long-Term Incentive Plan.

As of December 31, 2003, Gaiam had the following Class A common shares reserved for future issuance:

| | |
|---|---|
| Conversion of Class B common shares | 5,400,000 |
| Awards under the 1999 Long-Term Incentive Plan | 1,704,680 |
| Total shares reserved for future issuance | 7,104,680 |

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of shares of Class A common stock and shares of Class B common stock vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the votes of the shares of Class A common stock and shares of Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election. As a result of voting rights described above, the holder of the Class B common stock has effective control of Gaiam. As of December 31, 2003 and 2002, all Class B common stock was held by the Chief Executive Officer of Gaiam.

Shares of Class A common stock and shares of Class B common stock are entitled to equal dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Gaiam, the shares of Class A common stock and shares of Class B common stock would be entitled to share ratably in Gaiam's assets remaining after the payment of all of Gaiam's debts and other liabilities. Holders of shares of Class A common stock and shares of Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock and Class B common stock. The outstanding shares of Class A common stock and shares of Class B common stock are fully paid and non-assessable.

The Class B common stock may not be transferred unless converted into shares of Class A common stock, other than certain transfers to affiliates, family members, and charitable organizations. The shares of Class B common stock are convertible one-for-one into shares of Class A common stock, at the option of the holder of the shares of Class B common stock.

## 8. STOCK OPTION PLANS

On June 1, 1999, Gaiam adopted its 1999 Long-Term Incentive Plan ("the Plan"), which provides for the granting of options to purchase up to 2.1 million shares of Gaiam's common stock. Both incentive stock options and non-qualified stock options may be issued under the provisions of the Plan. Employees of Gaiam and its affiliates, members of the Board of Directors, consultants and certain key advisors are eligible to participate in the plan, which shall terminate no later than June 1, 2009. These options granted under the Plan generally vest and become exercisable at 2% per month for the 50 months beginning in the eleventh month after date of grant. Grants generally expire 7 years from the date of grant.

Gaiam's deferred compensation was $72 thousand, $144 thousand, and $352 thousand in 2003, 2002 and 2001, respectively. In 2000, deferred compensation was recorded in connection with: acquisitions made by Gaiam in which options were issued to employees of an acquired company; options issued to employees whereby the grant price differed from the deemed fair value of Gaiam's common stock; and options issued to non-employees for services to be provided over the related terms of their respective agreements.

In calculating deferred compensation for each equity award granted to non-employees, Gaiam used the Black Scholes option pricing model, with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rates ranging from 2.26% to 6.00%; expected dividend yield of zero; expected option lives of 5 years, and expected volatility of 0.70, 0.54 and 0.47, respectively. The amortization of deferred compensation is charged to operations over the vesting period of the options, which is typically 5 years. Total amortization expense recognized in 2003 and 2002 related to deferred compensation was $72 thousand and $208 thousand, respectively.

A summary of stock option activity and weighted average exercise prices for the years ended December 31, 2003 and 2002 follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 1,727,562 | $9.14 | 1,513,756 | $8.27 |
| Granted: | | | | |
| Price equal to fair value | 490,000 | $5.37 | 318,500 | $12.98 |
| Exercised | (15,208) | $4.63 | (28,292) | $5.75 |
| Forfeited | (497,674) | $11.09 | (76,402) | $9.14 |
| Outstanding at end of year | 1,704,680 | $7.52 | 1,727,562 | $9.14 |
| Exercisable at end of year | 778,778 | $6.78 | 581,424 | $6.58 |
| Shares available on December 31, for options that may be granted | 395,320 | | 372,438 | |

A summary of stock options outstanding as of December 31, 2003 follows:

| Outstanding Stock Options | | | | Exercisable Stock Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares Outstanding | Weighted-Average Remaining Life (Years) | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| $4.00 - $4.99 | 569,720 | 2.4 | $4.38 | 494,688 | $4.38 |
| $5.00 - $5.99 | 546,120 | 6.1 | $5.28 | 65,840 | $5.00 |
| $6.00 - $6.99 | 9,500 | 6.1 | $6.72 | 50 | $6.95 |
| $7.00 - $7.99 | 10,520 | 4.4 | $7.35 | 4,180 | $7.19 |
| $9.00 - $9.99 | 11,500 | 5.6 | $9.62 | 1,380 | $9.62 |
| $10.00 - $10.99 | 247,400 | 4.7 | $10.23 | 93,590 | $10.17 |
| $12.00 - $12.99 | 32,000 | 4.2 | $12.38 | 14,720 | $12.38 |
| $14.00 - $14.99 | 5,000 | 5.5 | $14.81 | 700 | $14.81 |
| $15.00 - $15.99 | 263,260 | 4.6 | $15.32 | 97,950 | $15.32 |
| $16.00 - $16.99 | 7,000 | 3.8 | $16.35 | 3,820 | $16.30 |
| $17.00 - $17.99 | 2,000 | 3.6 | $17.18 | 1,200 | $17.18 |
| $18.00 - $18.99 | 660 | 5.2 | $18.30 | 660 | $18.30 |
| | 1,704,680 | 4.4 | $7.52 | 778,778 | $6.78 |

In estimating the pro forma compensation expense for each equity award granted during the year, Gaiam used the Black Scholes option pricing model, with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates ranging from 2.26% and 6.00%, expected dividend yield of zero; expected option lives of 5 years, and expected volatility of 0.70, 0.54 and 0.47, respectively. Options granted prior to Gaiam's initial public offering were valued using the minimum value method and, therefore, volatility was not applicable.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Weighted-average fair value of options granted during the year: | | | |
| Price equal to fair value | $3.21 | $6.29 | $5.02 |
| Price less than fair value | $ — | $ — | $ — |

Option valuation models such as the minimum value and Black-Scholes methods described above require the input of highly subjective assumptions. Because Gaiam's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

### 9. RELATED PARTY TRANSACTIONS

In the first quarter of 2001, Gaiam acquired all of the stock of Earthlings, Inc. and Self Care, Inc., companies under common ownership with the Chief Executive Officer of Gaiam, at his company's net investment cost plus transaction expenses. As these companies were under common control, the purchase was accounted for using historical costs, similar to a pooling transaction. The total combined purchase price for both companies was approximately $3.8 million.

### 10. SEGMENT AND GEOGRAPHIC INFORMATION

*Gaiam manages its business and aggregates its operational and financial information in accordance with two reportable* segments. The direct-to-consumer segment contains the catalog and Internet sales channels, while the business segment comprises the retailers, media and corporate account channels.

Although Gaiam is able to track revenues by sales channel, the management, allocation of resources and analysis and reporting of expenses is solely on a combined basis, at the reportable segment level.

Contribution margin is defined as net sales, less cost of goods sold and direct expenses. Financial information for Gaiam's business segments was as follows:

| *Years Ended December 31,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenue: | | | |
| Direct to consumer | $50,456,814 | $50,781,776 | $51,259,303 |
| Business | 51,543,289 | 60,624,537 | 47,477,845 |
| Consolidated net revenue | 102,000,103 | 111,406,313 | 98,737,148 |
| Contribution margin: | | | |
| Direct to consumer | 593,543 | 930,920 | 462,140 |
| Business | (1,875,742) | 7,819,904 | 6,149,332 |
| Consolidated contribution margin | (1,282,199) | 8,750,824 | 6,611,472 |
| Reconciliation of contribution margin to net income (loss): | | | |
| Other income (expense) | 545,733 | (260,620) | 346,238 |
| Income tax (benefit) expense | (461,356) | 3,001,773 | 2,497,817 |
| Minority interest in net (income) loss of consolidated subsidiary, net of income taxes | (696,645) | (40,443) | (404,305) |
| Net income (loss) | $(971,755) | $5,447,988 | $4,055,588 |

The direct-to-consumer segment had allocated long-lived assets of $15.7 million, $16.2 million and $18.9 million at December 31, 2003, 2002 and 2001, respectively. The business segment had allocated long-lived assets of $20.4 million, $14.2 million and $11.2 million at December 31, 2003, 2002 and 2001, respectively. Gaiam held approximately $7.9 million, $8.1 million and $310 thousand in long-lived assets at December 31, 2003, 2002 and 2001, respectively, which were not utilized in, or allocable to, either segment.

### Major Customer

Sales to our largest customer for 2003, 2002 and 2001 accounted for approximately 10.9%, 9.2% and 5.9% of total revenue, respectively, during these periods.

### Geographic Information

Gaiam has three major geographic territories where it sells and distributes essentially the same products. The geographic territories are the U.S., Canada and the United Kingdom. The following represents geographical data for Gaiam's operations:

| *Revenue:* | **2003** | **2002** | **2001** |
|---|---|---|---|
| Canada | $2,201,211 | $2,142,542 | $716,729 |
| United Kingdom | 14,484,220 | 540,790 | 224,066 |
| United States | 85,314,672 | 108,722,981 | 97,796,353 |
| | $102,000,103 | $111,406,313 | $98,737,148 |
| *Long-lived Assets:* | | | |
| The Netherlands | $863,333 | $1,025,000 | $ — |
| United Kingdom | 4,891,654 | — | — |
| United States | 38,253,911 | 37,439,615 | 30,393,269 |
| | $44,008,898 | $38,464,615 | $30,393,269 |

## 11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002 (in thousands, except for per share data):

| *Fiscal 2003* | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
|---|---|---|---|---|
| Net revenue | $22,971 | $20,352 | $23,534 | $35,143 |
| Gross profit | 12,324 | 10,815 | 12,270 | 17,663 |
| Operating income (loss) | (400) | (989) | 16 | 91 |
| Net income (loss) | (353) | (759) | (201) | 341 |
| Diluted net income (loss) per share | $(0.02) | $(0.06) | $(0.01) | $0.02 |
| Weighted average shares outstanding—diluted | 14,579 | 14,594 | 14,601 | 14,695 |
| *Fiscal 2002* | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
| Net revenue | $24,284 | $24,067 | $25,794 | $37,261 |
| Gross profit | 14,269 | 14,182 | 15,030 | 22,450 |
| Operating income | 1,175 | 1,677 | 2,246 | 3,653 |
| Net income | 736 | 1,003 | 1,395 | 2,314 |
| Diluted net income per share | $0.05 | $0.07 | $0.10 | $0.16 |
| Weighted average shares outstanding—diluted | 14,532 | 14,468 | 14,376 | 14,622 |

Note: The aggregate of certain of the above amounts differs from that reported for the full fiscal year due to the effects of rounding.

## SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

*Years Ended December 31, 2003, 2002 and 2001* (in thousands)

| | | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| Allowance for Doubtful Accounts: | 2003 | $854 | $1,048 | $1,210 | $692 |
| | 2002 | $570 | $1,617 | $1,333 | $854 |
| | 2001 | $302 | $1,331 | $1,063 | $570 |
| Reserve for Sales Returns: | 2003 | $931 | $608 | $406 | $1,133 |
| | 2002 | $796 | $437 | $302 | $931 |
| | 2001 | $458 | $776 | $438 | $796 |

## CONTROLS AND PROCEDURES

Effective August 2002, the Securities and Exchange Commission adopted rules requiring reporting companies to maintain disclosure controls and procedures to provide reasonable assurance that a registrant is able to record, process, summarize and report the information required in the registrant's quarterly and annual reports under the Securities Exchange Act of 1934 (the "Exchange Act").

Gaiam's chief executive office and chief financial officer conducted an evaluation of the effectiveness of the design and operation of Gaiam's disclosure controls and procedures, as defined in Rules 13a–15(e) and Rule 15d–15(e) under the Exchange Act. Based upon their evaluation as of December 31, 2003, they have concluded that those disclosure controls and procedures are effective.

There have been no changes in Gaiam's internal control over financial reporting that have materially affected, or are reasonably likely to affect, Gaiam's internal control over financial reporting.

### Code of Ethics

We have adopted a Code of Ethics applicable to our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted a copy of our Code of Ethics on the corporate section of our Internet website at www.gaiam.com/corporate. Any waivers of the Code of Ethics must be approved, in advance, by our full Board of Directors. Any amendments or waivers from the Code of Ethics that apply to our executive officers and directors will be posted on the corporate section of our Internet website located at www.gaiam.com/corporate.

### Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not applicable.



# *Gaiam Code of Ethics*

*To say what we mean and to stand for what is right.*

*Be honest and trustworthy in all of our activities, relationships and communications.*

*Foster an atmosphere in which fair employment practices extend to every member of the Gaiam community. To ensure that we treat one another with dignity and respect, appreciating the diversity and uniqueness of all of our members.*

*Strive to create a safe and supportive workplace, promote healthy lifestyles, foster and encourage personal development, and protect the environment and all living things.*

*Through leadership at all levels, sustain a culture where ethical conduct is recognized, valued and exemplified by all employees.*

*Understand and obey the applicable laws and regulations governing our business conduct in all of the jurisdictions in which we operate.*

# GENERAL INFORMATION

## BOARD OF DIRECTORS

**Jirka Rysavy**
Founder, Chairman of Gaiam

**Lynn Powers**
President of Gaiam

**James Argyropoulos**
Founder and former Chairman of The Walking Company; founder and former Chairman of The Cherokee Group

**Barnet M. Feinblum**
CEO of Organic Vintners; former CEO of Horizon Organic and Celestial Seasonings

**Barbara Mowry**
CEO of Silver Creek Systems; former CEO of Requisite Technology

**Paul H. Ray**
Author of "The Integral Culture Survey," a study that first identified Cultural Creatives

## TRADING INFORMATION

The common stock of Gaiam, Inc. is traded on the NASDAQ Stock Market (symbol: GAIA). If you wish to become a shareholder, please contact a stockbroker.

## DIVIDEND POLICY

We have never paid cash dividends on our common stock.

## ORDERING FINANCIAL STATEMENTS

A copy of our annual report or form 10-K may be obtained by written request to:

Gaiam, Inc. Investor Relations
360 Interlocken Blvd.
Broomfield, CO 80021
investorrelations@gaiam.com

We do not mail quarterly financial reports to shareholders. This information is available on our website: www.gaiam.com.

## ANNUAL MEETING

Tuesday, May 18, 2004
9:30 A.M. (MST)
Hotel Boulderado
2115 13th Street
Boulder, CO 80302

## TRANSFER AGENT & REGISTRAR

Information about stock certificates, changing an address, consolidating accounts, transferring ownership or other stock matters can be obtained from:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401
Tel: 303.262.0600
www.computershare.com




© Steven Morello

*"Never doubt that a small group of thoughtful, committed citizens can change the world; indeed it is the only thing that ever has."*

Margaret Mead